UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Data Domain, Inc.

(Name of Subject Company)

Data Domain, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

23767P109

(CUSIP Number of Class of Securities)

Frank Slootman

President and Chief Executive Officer

Data Domain, Inc.

2421 Mission College Blvd.

Santa Clara, CA 95054

(408) 980-4800

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gordon K. Davidson, Esq.

Dennis R. DeBroeck, Esq.

Robert A. Freedman, Esq.

R. Gregory Roussel, Esq.

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041

(650) 988-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 3 to the Schedule 14D-9 amends and restates the Solicitation/Recommendation Statement on Schedule 14D-9 filed on June 15, 2009 (as amended and restated to date and together with any Exhibit or Annex hereto, the “Schedule 14D-9” or this “Statement”) by Data Domain, Inc., a Delaware corporation (the “Company” or “Data Domain”), relating to the tender offer by EMC Corporation, a Massachusetts corporation (“EMC”), and Envoy Merger Corporation, a Delaware corporation and a wholly owned subsidiary of EMC (“Purchaser” and together with EMC, the “EMC Parties”), to purchase all outstanding shares of Company common stock, par value $0.0001 per share (“Common Stock”), at $33.50 per share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2009 (as amended or supplemented from time to time) (the “Offer to Purchase”), the related Letter of Transmittal (as amended or supplemented from time to time) (the “Letter of Transmittal”), the Schedule TO, filed with the Securities and Exchange Commission (the “SEC”) on June 2, 2009 (as amended or supplemented from time to time) (the “Schedule TO”), and the Agreement and Plan of Merger, dated July 8, 2009, by and among the Company and the EMC Parties (the “Executed EMC Merger Agreement”). Copies of the Offer to Purchase, the Letter of Transmittal, the Schedule TO and the Executed EMC Merger Agreement are filed as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(G) and (e)(1) hereto, respectively, and are incorporated herein by reference.

This Statement is being filed to, among other things, amend and restate the Schedule 14D-9 to reflect the terms of the Executed EMC Merger Agreement and reflect the change in recommendation by the Data Domain board of directors (the “Board”). The Schedule 14D-9, as previously amended, reflected the terms of the proposed Agreement and Plan of Merger filed by the EMC Parties as an exhibit to the Schedule TO on June 2, 2009 (the “Original EMC Merger Agreement”). The Schedule 14D-9 will be mailed to the Data Domain stockholders (the “Stockholders”) on or about July 9, 2009.

ITEM 1. The Solicitation or Recommendation.

(a) The name of the subject company is Data Domain, Inc., a Delaware corporation. The principal executive offices of the Company are located at 2421 Mission College Blvd., Santa Clara, California 95054, and the telephone number is (408) 980-4800.

(b) The title of the class of equity securities to which this Statement relates is the Common Stock. As of July 7, 2009, there were 62,950,170 shares of Common Stock issued and outstanding, and as of July 7, 2009, there were an additional 12,904,568 shares of Common Stock reserved for issuance pursuant to outstanding employee stock options and restricted stock units.

ITEM 2. Identity and Background of Filing Person.

(a) Name and Address of Person Filing this Statement. The Company’s name, address and business telephone number are set forth in Item 1(a) above, which information is incorporated herein by reference, and the Company is the person filing this Statement.

(b) EMC Tender Offer. This Statement relates to the tender offer by the EMC Parties to purchase all outstanding shares of Common Stock at $33.50 per share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, the Letter of Transmittal and the Schedule TO (together with any amendments or supplements thereto, collectively constitute the “EMC Offer”). A copy of the Offer to Purchase, the Letter of Transmittal, the Schedule TO and the Executed EMC Merger Agreement are filed as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(G) and (e)(1) hereto, respectively, and are incorporated herein by reference.

The EMC Offer is conditioned upon, among other things, there being validly tendered and not withdrawn (not including shares of Common Stock tendered pursuant to procedures for guaranteed delivery) before the expiration of the EMC Offer a number of shares of Common Stock, which, together with the shares of Common Stock then owned by EMC and its subsidiaries (including Purchaser), represents at least a majority of the total number of shares of Common Stock outstanding on a fully diluted basis (which pursuant to the Executed EMC Merger Agreement means, as of any time, the number of shares of Common Stock outstanding, together with all shares of Common Stock (if any) which the Company would be required to issue pursuant to any then outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into shares of Common Stock or otherwise, but only to the extent then so exercisable, convertible or exchangeable or exercisable, convertible or exchangeable as a result of the consummation of the EMC Offer).

The following conditions to the EMC Offer have already been satisfied (i) the Agreement and Plan of Merger dated May 20, 2009, as amended, by and among NetApp, Inc. (“NetApp”), Kentucky Merger Sub One Corporation, Derby Merger Sub Two LLC and the Company (as amended on June 3, 2009, the “NetApp Merger Agreement,” and the merger of the Company and a wholly owned subsidiary of NetApp contemplated therein, the “NetApp Merger”) has been terminated and that a definitive merger agreement, in a form satisfactory to EMC, in its reasonable discretion, among the Company, EMC and Purchaser has been executed and (ii) the Board has taken all actions necessary so that the restrictions on business combinations set forth in Section 203 of the Delaware General Corporation Law (the “DGCL”) are not applicable to the Executed EMC Merger Agreement or the EMC Offer and as such the condition that the provisions of Section 203 of the DGCL not apply to or otherwise restrict the EMC Offer and the EMC Merger (as defined below) has been satisfied. In addition, any waiting periods under applicable antitrust laws have expired or been terminated.

The EMC Offer is being made pursuant to the Executed EMC Merger Agreement. The Executed EMC Merger Agreement provides, among other things, that following the consummation of the EMC Offer and subject to the satisfaction or waiver of the conditions set forth above and other conditions set forth therein and in accordance with the relevant provisions of the DGCL and other applicable law, Purchaser will merge with and into the Company (the “EMC Merger”), and each share of Common Stock that is issued and outstanding and that has not been accepted for purchase pursuant to the EMC Offer (other than shares of Common Stock that are held by (a) Purchaser, EMC, any subsidiary of EMC or the Company, which will be cancelled, and (b) Stockholders, if any, who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive cash in an amount equal to the Offer Price (or any higher price per share of Common Stock that is paid in the EMC Offer) and will automatically be cancelled and cease to exist. Upon the effective time of the EMC Merger, the Company will become a wholly owned subsidiary of EMC. A copy of the Executed EMC Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of EMC and Purchaser is 176 South Street, Hopkinton, Massachusetts 01748 and their telephone number is (508) 435-1000.

All information contained in this Statement or incorporated herein by reference concerning the EMC Parties or their respective affiliates, or actions or events with respect to any of them, was obtained from reports and information filed by the EMC Parties with the SEC and the Company takes no responsibility for such information.

ITEM 3. Past Contracts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3, or in the Information Statement of the Company attached to this Schedule 14D-9 (the “Information Statement”) as Annex A or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) the Company’s executive officers, directors or affiliates; or (ii) EMC, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act in connection with Purchaser’s right (following acceptance for payment by Purchaser pursuant to the EMC Offer of more than 50% of the outstanding shares of Common Stock) to designate persons for election to the Board without election of such persons at a meeting of the Stockholders. The Information Statement is incorporated herein by reference.

EMC Parties’ Ownership in the Company

According to the Schedule TO, EMC beneficially owns 2,534,697 shares of Common Stock as of June 2, 2009, representing approximately 4.0% of the outstanding shares of Common Stock, and such shares were purchased through ordinary brokerage transactions (1,080,000 on May 29, 2009 at an average price per share of $25.1725 and 1,454,697 on June 1, 2009 at an average price per share of $25.9942).

Arrangements with Executive Officers and Directors of the Company Implicated by the EMC Offer

Continued Senior Management Role at EMC

EMC has indicated in the Schedule TO that upon completion of the EMC Merger it intends to maintain the Company’s senior management team.

Cash Consideration Payable Pursuant to the EMC Offer

If the directors and executive officers of the Company who own shares of Common Stock tender their shares for purchase pursuant to the EMC Offer, they will receive the same cash consideration on the same terms and conditions as the other Stockholders. As of June 11, 2009, the directors and executive officers of the Company beneficially owned in the aggregate 4,492,443 shares of Common Stock (excluding unvested shares of restricted stock, restricted stock units and options to purchase Common Stock and including vested options to purchase Common Stock with an exercise price below $33.50). If the directors and executive officers were to tender all of their shares for purchase pursuant to the EMC Offer and those shares were accepted for purchase and purchased by Purchaser, the directors and officers would receive an aggregate of $157,235,505 in cash, less the aggregate value of the exercise prices of any vested options that are exercised. As discussed below in Item 4(c), to the knowledge of the Company, all of the Company’s executive officers, directors, affiliates or subsidiaries currently intend to tender shares of Common Stock held of record or beneficially by such person for purchase pursuant to the EMC Offer.

Equity Compensation Awards

The Executed EMC Merger Agreement provides that, upon completion of the EMC Merger, each option to purchase shares of the Common Stock will be assumed and converted, based on the option exchange ratio, into an option to purchase shares of EMC common stock subject to the same vesting restrictions and other terms and conditions of such Company option. The Executed EMC Merger Agreement also provides that, upon completion of the EMC Merger, each then outstanding restricted stock unit or share of restricted stock of the Company will be converted into the right to receive the merger consideration contemplated by the Executed EMC Merger Agreement, but will otherwise be subject to the same vesting restrictions and other terms and conditions of the Company awards.

The Company’s executive officers, Frank Slootman, Michael P. Scarpelli, David L. Schneider, Daniel R. McGee and Nick Bacica, are participants in the Company Management Change in Control Plan, which provides for vesting acceleration of their equity awards upon an involuntary termination (without cause or voluntary resignation for good reason) following a change in control of the Company. Pursuant to the Company Management Change in Control Plan, upon such an involuntary termination following a change in control of the Company, 50% (or 100% in the case of Mr. Slootman) of their then unvested equity awards will immediately vest.

Pursuant to agreements with the non-employee directors of the Company, namely Aneel Bhusri, Ronald Bernal, Ronald Codd, Reed Hundt, Kai Li, Jeffrey Miller and Scott Sandell, certain of their awards of Company stock options and restricted stock will fully vest as a result of the completion of the EMC Merger. Upon completion of the EMC Merger, the directors of the Company would cease to be directors. The following table identifies, for each of Messrs. Bhusri, Bernal, Codd, Hundt, Li, Miller and Sandell (A) the number of unvested options to acquire shares of Common Stock (at exercise prices ranging from $1.00 to $33.21) that would vest upon completion of the EMC Merger and the corresponding value representing the difference between the exercise price and the assumed share price multiplied by the number of shares accelerated, and (B) the number of shares of unvested Company restricted stock that would vest upon completion of the EMC Merger, and the corresponding value of shares accelerated based on the assumed share price of $33.50 and assuming a closing date of July 20, 2009:

Name	Unvested Company Options Vesting Upon Completion of the EMC Merger	Value of Accelerated Option Vesting Assuming $33.50 Share Price	Unvested Company Restricted Stock Vesting Upon Completion of the EMC Merger	Value of Accelerated Restricted Stock Vesting Assuming $33.50 Share Price
Mr. Bernal	58,750	$1,080,600	—	$—
Mr. Bhusri	58,750	1,080,600	—	—
Mr. Codd	77,500	2,035,600	—	—
Mr. Hundt	102,500	2,156,850	—	—
Mr. Li	15,000	4,350	83,997	2,813,900
Mr. Miller	15,000	4,350	62,500	2,093,750
Mr. Sandell	58,750	1,080,600	—	—

Severance Benefits in Certain Employment Agreements

Each of Mr. Slootman, Mr. Scarpelli, Mr. Schneider, Mr. McGee and Mr. Bacica are party to employment agreements that provide for severance benefits in the event their employment is terminated for any reason other than cause or permanent disability, provided they sign a general release of claims. In the event Mr. Slootman’s employment is terminated for any reason other than cause or permanent disability, he would be entitled to receive continued cash severance payments equal to his base salary for a period of six months. In the event Mr. Scarpelli’s employment is terminated for any reason other than cause or permanent disability, he would be entitled to receive continued cash severance payments equal to his base salary for a period of three months and reimbursement for the premiums paid for continued health coverage through COBRA for up to three months; however, if such termination occurs within 12 months following a change in control of the Company, the cash severance will instead be a lump sum equal to six months of his base salary and 50% of his target bonus in effect at the time of termination. Each of the employment agreements for Mr. Schneider, Mr. McGee and Mr. Bacica provide that in the event they are terminated for any reason other than cause or permanent disability, they would be entitled to receive continued cash severance payments equal to their base salary for a period of three months and reimbursement for the premiums paid for continued health insurance through COBRA for up to three months.

Estimated Benefits and Payments Upon Termination of Employment

The information for each of Mr. Slootman, Mr. Scarpelli, Mr. Schneider, Mr. McGee and Mr. Bacica regarding vesting acceleration and severance payments in the event their employment is terminated for certain reasons, as of June 1, 2009 assuming a share price of $33.50 per share, is set forth in the table below.

Name	Benefit	Termination Other than for Cause or Disability Prior to Change in Control	Termination Other than for Cause or Disability after a Change in Control	Resignation for Good Reason after a Change in Control
Frank Slootman	Severance	$175,000	$175,000	$—
	Option Acceleration	1,306,958	18,543,332	18,543,332
	RSU Acceleration	—	1,675,000	1,675,000
	COBRA Premiums	—	—	—
	Total Value	1,481,958	20,393,332	20,218,332

Michael P. Scarpelli	Severance	72,500	217,500	—
	Option Acceleration	—	4,771,759	4,771,759
	RSU Acceleration	—	418,750	418,750
	COBRA Premiums	5,141	5,141	—
	Total Value	77,641	5,413,150	5,190,509

David L. Schneider	Severance	61,250	61,250	—
	Option Acceleration	—	2,205,098	2,205,098
	RSU Acceleration	—	390,845	390,845
	COBRA Premiums	5,141	5,141	—
	Total Value	66,391	2,662,334	2,595,943

Daniel R. McGee	Severance	68,750	68,750	—
	Option Acceleration	—	2,204,939	2,204,939
	RSU Acceleration	—	335,000	335,000
	COBRA Premiums	3,544	3,544	—
	Total Value	72,294	2,612,233	2,539,939

Nick Bacica	Severance	62,500	62,500	—
	Option Acceleration	—	1,351,700	1,351,700
	RSU Acceleration	—	335,000	335,000
	COBRA Premiums	3,544	3,544	—
	Total Value	66,044	1,752,744	1,686,700

Rule 14d-10(d)(1) Matters

On July 8, 2009, the Compensation Committee of the Board determined that the employment-related agreements, arrangements and benefits in connection with or after the EMC Merger described in this Item 3 are “employment compensation, severance or other employee benefit arrangements” within the meaning of Rule 14d-10(d)(1) under the Exchange Act, for purposes of establishing the “non-exclusive safe harbor” pursuant to Rule 14d-10(d)(2) under the Exchange Act.

Indemnification and Related Arrangements

The Company’s restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. The restated certificate of incorporation provides that the Company’s directors will not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the Company or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	for any transaction from which the director derives any improper personal benefit.

The Company’s restated certificate of incorporation also provides that if Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of its directors will be eliminated or limited to the fullest extent permitted by Delaware law.

The Company’s amended and restated bylaws provide that it will indemnify its directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on its behalf. The Company’s amended and restated bylaws provide that the Company shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding. The bylaws also authorize the Company to indemnify any of the Company’s employees or agents and permit it to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification. The Company has secured such insurance.

The Company has entered into indemnification agreements with each of its directors and executive officers and certain other key employees. The form of agreement provides that the Company will indemnify each of its directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer or other key employee because of his or her status as one of its directors, executive officers or other key employees, to the fullest extent permitted by Delaware law, the Company’s restated certificate of incorporation and its amended and restated bylaws (except in a proceeding initiated by such person without board approval). In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, the Company will advance all expenses incurred by the Company’s directors, executive officers and other key employees in connection with a legal proceeding.

The Executed EMC Merger Agreement provides that EMC will cause the surviving entity in the EMC Merger to indemnify and hold harmless each present and former director and officer of the Company and its subsidiaries from liability for matters arising at or prior to the completion of the EMC Merger to the fullest extent provided by applicable law. Pursuant to the Executed EMC Merger Agreement, EMC will also agree that it will maintain in place existing indemnification and exculpation rights in favor of the Company’s and its subsidiaries’ directors and officers for six years after the EMC Merger, and that it will enter into a policy of directors’ and officers’ liability insurance coverage providing at least equivalent insurance coverage of the Company’s and its subsidiaries’ directors and officers for six years following completion of the EMC Merger, except that EMC will not be required to incur annual premium expenses in excess of two hundred percent (200%) of the amount paid by the Company for coverage for its last fiscal year. Alternatively, the Company may purchase a six-year “tail” prepaid policy on its existing directors’ and officers’ liability providing such equivalent coverage, provided that the cost of such policy does not exceed the two hundred percent (200%) of the amount paid by the Company for coverage for its last fiscal year and that EMC is named as a successor-in-interest of such policy.

ITEM 4. The Solicitation or Recommendation.

(a) Recommendation.

After thorough review and consideration of the EMC Offer and consultation with the Company’s outside legal counsel and financial advisor, and in light of the factors described below, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE EMC OFFER AND TENDER THEIR SHARES OF COMMON STOCK TO THE EMC PARTIES PURSUANT TO THE EMC OFFER. See “Reasons for and Background of the Recommendation” below for further details.

A press release relating to the Board’s recommendation is filed as Exhibit (a)(2) to this Statement and is incorporated herein by reference. For questions, the Stockholders can contact their broker or the Company’s information agent, Innisfree M&A Incorporated, at the address and phone number below.

Innisfree M&A Inc.

501 Madison Ave., 20th Floor

New York, NY 10022

Tel: 1-888-750-5834

(b) Reasons for and Background of the Recommendation.

Reasons for the Recommendation

In reaching its determination to recommend that the Stockholders accept the EMC Offer, the Board considered numerous factors in consultation with management of the Company and the legal and financial advisors to the Company, including, but not limited to, the following:

•

Price – The Executed EMC Merger Agreement provides for consideration of $33.50 per share in cash, which is superior to the consideration of $30.00 per share in cash in the Original EMC Merger Agreement and the $30.00 per share consisting of $16.45 in cash and $13.55 in NetApp common stock, subject to adjustment, in the NetApp Merger Agreement.

•

Termination of the waiting period under the HSR Act – On July 2, 2009, EMC received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and there are no waiting periods under any applicable foreign statues or regulations. As a result, the EMC Offer is not conditioned on regulatory approvals;

•

Execution of the Executed EMC Merger Agreement – On July 6, 2009, EMC executed and delivered the Executed EMC Merger Agreement to the Company, which allowed the Company to enter into a binding commitment with EMC by countersigning the Executed EMC Merger Agreement concurrently with the termination of the NetApp Merger Agreement;

•

Timing of Closing – The EMC Offer provides for a prompt tender offer that is currently scheduled to expire at 12:00 midnight on July 17, 2009, unless extended, to be followed as soon as practicable by the EMC Merger for the same per share consideration. The special meeting of the Company’s stockholders to vote on the proposal to adopt the NetApp Merger Agreement was scheduled for August 14, 2009, which would have been the earliest possible date that the NetApp Merger could have closed. Accepting the EMC Offer enables the Stockholders to obtain merger consideration at the earliest possible time;

•

Terms of the Executed EMC Merger Agreement – The Executed EMC Merger Agreement eliminated deal protection provisions, including the non-solicitation section and the obligation to pay a $57,000,000 break-up fee under certain circumstances, that were included in the Original EMC Merger Agreement and the NetApp Merger Agreement;

•

Opinion of Qatalyst Partners LP. The Board considered the financial presentation of Qatalyst Partners LP, the Company’s financial advisor (“Qatalyst”), and the opinion of Qatalyst, dated July 8, 2009, that, as of the date of the opinion, and subject to and based on the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken in such opinion, the merger consideration to be received by holders of shares of Common Stock, other than EMC or any affiliate of EMC, pursuant to the Executed EMC Merger Agreement was fair, from a financial point of view, to such holders. The full text of Qatalyst’s written opinion, dated July 8, 2009, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken in such opinion, is attached as Annex B and is incorporated herein by reference. You should read the entire opinion carefully in its entirety. Qatalyst’s opinion was provided to the Board and addressed only the fairness, from a financial point of view, of the consideration to be received by the holders of shares of Common Stock, other than EMC or any affiliate of EMC, pursuant to the Executed EMC Merger Agreement as of the date of the opinion. It did not address the underlying business decision of the Company to engage in the transaction, or the relative merits of the transaction as compared to any strategic alternatives that may have been available to the Company. Qatalyst’s opinion did not constitute a recommendation as to whether any Stockholder should tender shares of Common Stock in connection with the EMC Offer or how any Stockholder should vote with respect to the EMC Merger or any other matter. The summary of Qatalyst’s opinion set forth herein is qualified in its entirety by reference to the full text of the opinion; and

•

NetApp Declined to Increase its Offer – After receiving notice from the Company of the EMC Offer pursuant to the terms of the Executed EMC Merger Agreement, NetApp declined to increase the consideration offered in the NetApp Merger Agreement.

The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the EMC Offer and the NetApp Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors.

Current Status of NetApp Merger and NetApp Merger Agreement

The Company and NetApp entered into the NetApp Merger Agreement on May 20, 2009, as amended on June 3, 2009. On July 8, 2009, the NetApp Merger Agreement was terminated by Data Domain and the Registration Statement on Form S-4 (File No. 333-159722) filed by NetApp with the SEC on July 6, 2009 (the “Registration Statement”) containing the Proxy Statement/Prospectus of the Company and NetApp (the “Proxy Statement/Prospectus”) was withdrawn by NetApp pursuant to a letter to the SEC.

The following information relates to the consideration holders of Common Stock would have received in the NetApp Merger if the NetApp Merger Agreement had not been terminated.

In the NetApp Merger, subject to the possible adjustments to the cash consideration and the stock consideration described below, each holder of a share of Common Stock would have had a right to receive a cash amount of $16.45 plus a number of shares of NetApp common stock with a value of equal to $13.55 (based on the average of the closing sales prices for NetApp common stock as reported on the NASDAQ Global Select Market for the 10 most recent consecutive trading days ending on the third trading day immediately prior to the closing of the NetApp Merger, which we refer to below as the NetApp closing average), subject to the collar mechanism described below. Thus, the value of the per share consideration in the NetApp Merger (with the value of NetApp common stock for the purpose of this sentence defined to equal the NetApp closing average) would have been equal to $30.00 if the NetApp closing average was between $17.41 and $21.27, more than $30.00 if the NetApp closing average was greater than $21.27 and less than $30.00 if the Net App closing average was less than $17.41.

The collar mechanism worked as follows: the number of shares of NetApp common stock to be received per share of Common Stock in the NetApp Merger would have equaled (i) 0.7783 shares of NetApp common stock if the NetApp closing average was less than $17.41, (ii) 0.6370 shares of NetApp common stock if the NetApp closing average was greater than $21.27, and (iii) that fraction of a share of NetApp common stock equal to the quotient obtained by dividing $13.55 by the NetApp closing average, if the NetApp closing average was between $17.41 and $21.27.

The range of outcomes under the collar mechanism is illustrated by the following graph:

Under the NetApp Merger Agreement, if the exchange ratio was greater than or equal to 0.7006 and less than 0.7783, NetApp, in its sole discretion could have reduced the number of shares of NetApp common stock and proportionately increase the amount of cash. However, subject to the following paragraph, NetApp could not have reduced the amount of stock consideration and increase the cash consideration to the extent that it would reasonably be expected to cause the NetApp Merger to fail to qualify as a tax-free reorganization under the Internal Revenue Code with respect to the stock portion of the merger consideration.

If the aggregate amount of the stock consideration issuable in the NetApp Merger (including the stock consideration issuable to holders of the Company options and restricted stock units) would exceed 19.5% of the outstanding shares of NetApp common stock immediately prior to the effective time of the NetApp Merger, then the stock consideration would have been decreased to the minimum extent necessary so that no more than 19.5% of the outstanding shares of NetApp common stock would have been issued in the NetApp Merger (with such percentage measured immediately prior to the effective time of the NetApp Merger). In such event, the cash consideration would have been increased by an amount equal to the product of (a) the amount of the reduction in the stock consideration multiplied by (b) the NetApp closing average. In the event that the stock consideration was decreased in accordance with this paragraph, the NetApp Merger Agreement could have failed to qualify as a tax-free reorganization under the Internal Revenue Code with respect to the stock portion of the merger consideration.

Background of the EMC Offer

Since 2006, Frank Slootman, President and Chief Executive Officer of the Company, and Daniel J. Warmenhoven, Chairman and Chief Executive Officer of NetApp, have from time to time had informal discussions regarding their respective businesses and the data storage industry in general.

In early May 2009, EMC and Data Domain arranged a meeting between Joe Tucci, EMC’s Chairman, President and Chief Executive Officer, and Mr. Slootman. However, the meeting was cancelled by Data Domain.

Beginning in mid-March 2009, representatives of the Company and NetApp began engaging in formal discussions regarding a potential business combination involving NetApp and the Company. The parties and their respective legal and financial advisors continued these discussions from such time until the signing of the NetApp Merger Agreement, which was subsequently filed with the SEC as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on May 21, 2009 and pursuant to which for each share of Common Stock held by them, Stockholders would have had a right to receive a cash amount of $11.45 plus a number of validly issued, fully paid and non-assessable shares of NetApp common stock equal to an exchange ratio of (i) 0.833 shares of NetApp common stock if the NetApp closing average was less than $16.26, (ii) 0.682 shares of NetApp common stock if the NetApp closing average was greater than $19.88, and (iii) that fraction of a share of NetApp common stock equal to the quotient obtained by dividing $13.55 by the NetApp closing average, if the NetApp closing average was (A) less than or equal to $19.88 and (B) greater than or equal to $16.26. The effect of this provision was to provide an aggregate per share consideration of $25.00 in cash and stock if the NetApp closing average of NetApp common stock was between $16.26 and $19.88 (provided that the NetApp closing average is the same as the price of NetApp common stock on the closing date of the merger).

On various occasions after the announcement of the signing of the NetApp Merger Agreement on May 20, 2009 and through June 1, 2009, individual representatives of EMC and members of the board of directors of EMC contacted individual representatives of the Company and members of the Board regarding an alternative acquisition proposal from EMC. None of the representatives of the Company or members of the Board responded to such inquiries other than to inform the respective representatives of EMC and members of the board of directors of EMC that they could not discuss the matter since they were bound by the non-solicitation provisions of the NetApp Merger Agreement.

On June 1, 2009, EMC announced a tender offer by the EMC Parties to purchase all outstanding shares of Common Stock at $30.00 per share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes (the “Original EMC Offer”). EMC sent a letter to Mr. Slootman that same day regarding the Original EMC Offer and enclosed a proposed form of merger agreement. The full text of the letter is as follows:

June 1, 2009

Mr. Frank Slootman

President and Chief Executive Officer

Data Domain, Inc.

2421 Mission College Boulevard

Santa Clara, California 95054

Dear Frank:

On behalf of EMC, I am pleased to submit to you and your Board of Directors a proposal to acquire Data Domain which is substantially superior to the NetApp proposal. We are highly impressed with your business and your team, and we are confident that a business combination will deliver substantial benefits to your company’s stockholders, customers, employees and partners. We are disappointed that we were not given an opportunity to explore a business combination prior to the announcement of your proposed transaction with NetApp, particularly since I believe you should have been aware of our interest.

EMC proposes to acquire all outstanding Data Domain common stock for $30.00 per share in cash. This price represents a 20% premium to NetApp’s cash and stock offer and is a Superior Proposal as defined in your merger agreement with NetApp. The Board of EMC has unanimously approved this proposal.

EMC’s proposal is not subject to any financing or due diligence contingency, and we will use existing cash balances to finance the transaction.

In order to consummate this transaction quickly, we intend to effect a first step tender offer for all outstanding Data Domain common stock followed by a second step merger for any remaining shares. We are enclosing with this letter a form of agreement to effect our proposed transaction which is substantially identical to the agreement between you and NetApp except as to our superior price and except for changes reflecting our faster two-step structure. We are prepared to execute this agreement immediately upon your Board of Directors’ determination that EMC has made a Superior Proposal as provided in the merger agreement with NetApp. We are utilizing the two-step structure to enable us to pay Data Domain’s stockholders as quickly as possible after signing a definitive agreement, and to further expedite this timing, we are promptly commencing the tender offer. Consistent with the terms of your agreement with NetApp, we expect to follow the process set forth in the Annex to this letter to enter into a signed agreement with Data Domain as quickly as possible.

In comparison to your proposed transaction with NetApp, EMC’s proposal represents a far superior alternative for your stockholders.

•	EMC’s proposal provides higher absolute value for each Data Domain share.

•	As an all cash offer, EMC’s proposal offers greater certainty of value.

•	With a tender offer structure, EMC’s transaction offers a faster time to close.

A transaction with EMC also represents a far more compelling alternative to your customers, employees and partners. For example:

•

The customer use cases for Data Domain’s data deduplication technologies and EMC’s existing data deduplication technologies are generally distinct. The combination of Data Domain’s leading target-based deduplication technologies and EMC’s leading source-based deduplication technologies will allow the combined company to address the broad range of customers’ data protection needs in a unified and complementary way. The marketplace for storage software solutions is complex, dynamic and highly competitive. Having superior deduplication technology solutions that combine the strengths of Data Domain and EMC in this storage software marketplace will help customers better achieve their needs as the market continues to evolve.

•

EMC’s world-class sales organization of approximately 9,000 professionals in over 400 offices around the globe, its extensive network of several thousand partners and its strong relationships with many of the premier enterprises worldwide will dramatically accelerate the deployment of Data Domain’s solutions.

•

The combination of Data Domain’s and EMC’s technologies will provide the basis for the next-generation of disk-based back-up and archiving solutions for customers by providing functionally superior and cost-effective alternatives to tape-based information backup.

•

Next-generation disk-based back-up and archiving solutions represent key enabling technologies for the build-out and customer use of true high-reliability cloud computing infrastructures for both enterprises’ own virtualized data centers (“private” clouds) and third party providers (“public” clouds).

We will maintain the senior management team under your leadership and operate Data Domain as a product division within EMC. As a part of EMC, Data Domain will have access to EMC’s superior global resources and we will enhance this division with additional EMC technology, products and capital. The combination with EMC represents a unique opportunity for your management team and employees to benefit from the greater resources of EMC and to become important leaders within a larger organization committed to leadership in next-generation information infrastructure solutions.

EMC has a long and distinguished track record of skillfully acquiring and integrating leading technology companies. Because of our considerable experience, I am confident that we can successfully integrate our companies, retain the talented employees of Data Domain and realize the full potential of this combination.

We look forward to executing the definitive agreement attached.

Very truly yours,

/s/ Joseph M. Tucci
Joseph M. Tucci Chairman, President and Chief Executive Officer EMC Corporation

ANNEX

Summary of the Prompt Process to Enter into a Signed Agreement with EMC

•	EMC is delivering with this offer a definitive merger agreement to acquire all outstanding Data Domain common stock at $30.00 per share in cash.

•

This definitive merger agreement is substantially identical to the Data Domain/NetApp merger agreement already found acceptable to Data Domain’s Board of Directors, with no material changes other than our superior price except those changes necessary to accommodate a first-step tender offer which will expedite payment to Data Domain stockholders.

•

EMC is prepared to execute the merger agreement immediately upon Data Domain’s Board of Directors’ determination that EMC has made a Superior Proposal, as provided in the NetApp merger agreement. EMC’s merger agreement will then be subject to acceptance by Data Domain’s Board of Directors taking the necessary corporate action to authorize its execution on behalf of Data Domain, and such execution occurring.

•

EMC is not seeking any review of information from Data Domain in advance of Data Domain accepting EMC’s merger agreement, beyond what is publicly available, including what is reflected in the representations and warranties contained in the Data Domain/NetApp merger agreement. Nor is EMC requesting that Data Domain enter into discussions or negotiations with EMC. Accordingly, there is no need for EMC to enter into a confidentiality and standstill agreement with Data Domain.

•

Upon receipt of the EMC merger agreement, Data Domain’s Board of Directors will review it and, given its terms relative to the Data Domain/NetApp merger agreement, will determine that it constitutes a Superior Proposal and that the failure to change its recommendation is reasonably likely to be a breach of its fiduciary duties.

•	In connection with considering whether EMC’s merger agreement is a Superior Proposal, Data Domain will comply with all notice requirements under the Data Domain/NetApp merger agreement.

•

Upon determining that EMC’s merger agreement constitutes a Superior Proposal, Data Domain’s Board of Directors will immediately give NetApp five business days’ written notice of the details of EMC’s proposal and that Data Domain’s Board of Directors intends to terminate the Data Domain/NetApp merger agreement in favor of the EMC transaction.

•

At the end of the notice period, unless NetApp has made a proposal at least as favorable to Data Domain as the EMC merger agreement, Data Domain will determine that EMC’s offer continues to constitute a Superior Proposal and that the failure to terminate the NetApp merger agreement is reasonably likely to be a breach of its Board’s fiduciary duties under Delaware law and concurrently (1) terminate the Data Domain/NetApp merger agreement, (2) execute the EMC merger agreement and (3) pay to NetApp the termination fee.

•	EMC will continue its tender offer as provided in the merger agreement and the terms and conditions of the tender offer.

On June 1, 2009, the Board held a meeting at which EMC’s announcement of the Original EMC Offer and the NetApp Merger were discussed. Representatives of Qatalyst and Fenwick & West LLP (“Fenwick & West”), the Company’s legal counsel, reviewed the terms of the Original EMC Offer. After further review and discussion, the Board determined (after consultation with Qatalyst and Fenwick & West) that EMC’s announcement of the Original EMC Offer was reasonably likely to lead to a Superior Proposal (as that term is defined in the NetApp Merger

Agreement). In accordance with the NetApp Merger Agreement, the Company then informed NetApp of this determination and of the Company’s intent to contact EMC and offer to enter into discussions if EMC entered into a nondisclosure and standstill agreement as required by the NetApp Merger Agreement.

On June 2, 2009, EMC formally commenced the Original EMC Offer. Unless extended by EMC, the Original EMC Offer was set to expire at midnight, New York City time, on Monday, June 29, 2009.

On June 2, 2009, Mr. Warmenhoven called Aneel Bhusri, Chairman of the Board, to inform him that NetApp would be willing to increase the aggregate consideration in the NetApp Merger from $25.00 to $30.00, while maintaining the 10% symmetrical collar around the value of the stock portion of the consideration.

On June 2, 2009, the Board held a meeting at which both the Original EMC Offer and the NetApp Merger were discussed. At this meeting, Mr. Bhusri updated the Board on the revised proposal from NetApp to increase the aggregate consideration from $25.00 to $30.00. Representatives of Qatalyst and Fenwick & West reviewed the Original EMC Offer. In addition, the Board discussed potential additional terms it might seek in connection with the revised oral proposal from NetApp and determined to review and seek to negotiate the terms of the revised proposal from NetApp once they were received.

On June 2, 2009, a representative of Qatalyst called Steven J. Gomo, Executive Vice President and Chief Financial Officer of NetApp, to discuss the financial terms of NetApp’s revised proposal regarding the NetApp Merger and proposed additional terms that would enhance the proposal from the Company’s point of view.

Late in the evening on June 2, 2009, Thomas Georgens, President and Chief Operating Officer of NetApp, delivered a letter to Messrs. Bhusri and Slootman containing the financial terms of the revised proposal regarding the NetApp Merger, which provided for $30.00 per share in aggregate consideration, consisting of $16.45 per share in cash and $13.55 per share in NetApp stock, with a 10% symmetrical collar around the value of the stock portion of the consideration, based upon the closing stock price of NetApp common stock on June 2, 2009 of $19.34. At this time, Mr. Georgens also delivered to Messrs. Bhusri and Slootman an initial draft of the amendment to the NetApp Merger Agreement to effect this revised proposal. The full text of the letter is as follows:

June 2, 2009

Aneel Bhusri

Chairman of the Board of Directors

Data Domain, Inc.

2421 Mission College Boulevard

Santa Clara, CA 95054

Dear Aneel:

On behalf of NetApp, I am pleased to reiterate our continued interest and enthusiasm for a potential combination of Data Domain and NetApp. As you know, we believe that a combination has the potential to create a combined company that is unparalleled in its position to add real value for our customers by solving their storage efficiency needs.

In light of EMC’s recently announced unsolicited proposal to acquire Data Domain, we would like to propose a revised transaction between NetApp and Data Domain which we believe offers Data Domain’s stockholders a superior combination of risk-adjusted value and transaction certainty than EMC’s unsolicited acquisition proposal.

Pursuant to the terms of the attached amendment to our existing Agreement and Plan of Merger (the “Merger Agreement”), we are proposing to revise the Merger Agreement to deliver $30 per share in total value to Data Domain stockholders, consisting of $16.45 per share in cash (before any adjustments described in Sections 2.7(b)(i) and 2.7(b)(ii) of the Merger Agreement) and $13.55 per share in NetApp stock based on NetApp’s closing share price on June 2, 2009 of $19.34. As with the terms of our existing Merger Agreement, our amended Merger Agreement would include a 10% symmetrical collar, centered on a midpoint derived from NetApp’s closing share price of $19.34. Accordingly, the exchange ratio for the stock component of the merger consideration set forth in the amended Merger Agreement would be equal to (i) 0.7783 shares of NetApp common stock if the “Closing Average” (as defined in the Merger Agreement) is less than $17.41, (ii) 0.6370 shares of NetApp common stock if the “Closing Average” is greater than $21.27, and (iii) that fraction of a share of NetApp common stock equal to the quotient obtained by dividing $13.55 by the “Closing Average”, if the “Closing Average” is (A) less than or equal to $21.27 and (B) greater than or equal to $17.41. In order to maximize deal certainty, NetApp would expect to use cash to settle the low end of the collar. Under the terms of our proposal, all other terms of the amended Merger Agreement would remain unchanged from those set forth in the existing Merger Agreement.

We believe this proposal offers Data Domain stockholders more compelling risk-adjusted value than EMC’s current acquisition proposal for several reasons. First, it offers a combination of value certainty—through the cash and the collar—coupled with the potential for long-term value upside through the ongoing ownership of NetApp stock. Second, the stock portion of the transaction consideration is expected to be tax-free to Data Domain stockholders. And third and potentially most important, we believe that a combination of Data Domain and NetApp offers clearly superior transaction certainty. Unlike a combination of Data Domain and EMC, which has substantial product overlap and which we believe will face significant regulatory challenges, a combination of Data Domain and NetApp has no meaningful regulatory risk.

We look forward to discussing the terms of this proposal in greater detail at your earliest convenience. For your convenience and to express the sincerity of our intent, we have included a signed copy of our proposed amendment to the Merger Agreement. We note, however, that this proposal and the Merger Agreement amendment attached hereto are non-binding and we reserve the right to withdraw this proposal and the Merger Agreement amendment at any time unless and until the signed copy of the Merger Agreement amendment attached hereto is counter-signed by Data Domain and returned to us without any revisions thereto. Any purported revisions to the attached Merger Agreement amendment shall not be accepted by us and shall be considered void, notwithstanding the execution thereof by Data Domain.

Sincerely,

Steven Gomo

Following receipt of the revised proposal from NetApp, representatives of Qatalyst and Goldman Sachs discussed the financial terms of NetApp’s revised proposal regarding the NetApp Merger. The Qatalyst representatives continued to request additional terms that would enhance the proposal from the Company’s point of view.

On the morning of June 3, 2009, the Board held a meeting at which both the Original EMC Offer and the revised financial terms of the proposed business combination with NetApp were discussed. At this meeting, representatives of Fenwick & West and Qatalyst updated the Board on the terms of the revised proposal regarding the NetApp Merger and the related amendment to the NetApp Merger Agreement, including the fact that the stock portion of the merger consideration has a 10% symmetrical collar around the closing stock price of NetApp common stock on June 2, 2009 (the last trading day prior to the Board’s approval of the amendment to the NetApp Merger Agreement) of $19.34 that would provide adjustments to maintain the $30.00 per share merger consideration for variations in NetApp’s stock price of up to 10% in either direction between signing and closing of the NetApp Merger, thereby providing downside protection for the Stockholders if NetApp’s stock declined by up to 10% while maintaining a portion of the upside potential if NetApp’s stock increased in value by more than 10%. The Board considered these terms, as well as the additional terms, the range of value outcomes and the different forms of consideration, set forth above in “Current Status of NetApp Merger and NetApp Merger Agreement.” After further review and discussion, the Board unanimously determined that the revised terms of NetApp’s proposal were advisable, fair to and in the best interests of the Stockholders and voted to approve the amendment to the NetApp Merger Agreement (the “Amendment”), which was filed with the SEC as an exhibit to the Company’s Current

Report on Form 8-K filed later that day. The Board further considered and discussed the Original EMC Offer and, after consultation with Qatalyst and Fenwick & West, the Board reaffirmed its determination that the Original EMC Offer was reasonably likely to lead to a Superior Proposal (as that term is defined in the NetApp Merger Agreement). Later that day, the parties executed the Amendment and the Company issued a press release announcing the execution of the Amendment.

On June 3, 2009, a representative of Fenwick & West delivered to a representative of Skadden, Arps, Slate, Meagher & Flom LLP, legal counsel to EMC, a form of mutual non-disclosure agreement that contained a “standstill” provision with respect to shares of the Common Stock, which, under the NetApp Merger Agreement, is a pre-condition to the Company’s discussions or negotiations with a third party, such as EMC, with respect to a potential Superior Proposal (as that term is defined in the NetApp Merger Agreement). Later in the day, EMC issued a press release reaffirming the Original EMC Offer. As of June 14, 2009, EMC had not executed a non-disclosure agreement that contains a “standstill” provision with the Company and therefore the Company was still prohibited from discussing or negotiating the terms of the Original EMC Offer with EMC by the terms of the NetApp Merger Agreement.

On June 4, 2009, NetApp filed the Proxy Statement/Prospectus with the SEC.

In addition, the Board held meetings on June 4, 5, 8, 11, 14, 17 and 22 and July 1 and 5, 2009, to discuss the NetApp Merger, the Original EMC Offer and related matters. The Board consulted representatives of Fenwick & West and Qatalyst during the discussions at each of these meetings.

On June 9, 2009, EMC issued an open letter to the Company’s employees which was published in the San Jose Mercury News.

On June 15, 2009, the Company filed the Schedule 14D-9 with the SEC in which the Board recommended that the holders of Common Stock reject the Original EMC Offer and in which the Board reaffirmed its recommendation that the holders of Common Stock vote to approve the adoption of the NetApp Merger Agreement.

Later that day, EMC issued a press release reaffirming the EMC Offer and its belief that the EMC Offer is superior to the NetApp Merger.

On June 15, 2009, after the filing of the Schedule 14D-9, the Company was notified that the Police & Fire Retirement System of the City of Detroit (“PFRS Detroit”) filed a lawsuit in Delaware Chancery Court against the Board and NetApp alleging that the Board breached its fiduciary duties in connection with the NetApp Merger and that NetApp aided and abetted such breach. PFRS Detroit seeks unspecified damages, preliminary and permanent injunctive relief against the NetApp Merger, and costs and attorneys’ fees. The Company was served with the complaint on June 16, 2009.

On June 17, 2009, NetApp filed an amendment to its Registration on Form S-4 (File No. 333-159722) with the SEC, which contained updates to the Proxy Statement/Prospectus.

Also on June 17, 2009, EMC announced that it voluntarily withdrew its notification under the HSR Act with the Federal Trade Commission (“FTC”) in connection the Original EMC Offer and would re-file in order to begin a new 15-day waiting period in which the FTC can review EMC’s notification under the HSR Act. EMC announced that it was taking this procedural step of re-filing its notification in the immediate term to ensure that the FTC had adequate time to review the transaction.

On June 22, 2009, David Kluger filed a lawsuit in the Superior Court of the State of California, County of Santa Clara, against the Board, the Company, NetApp and two NetApp subsidiaries alleging that the Board breached its fiduciary duties in connection with the NetApp Merger and that Data Domain and NetApp aided and abetted such breach. Mr. Kluger seeks, on behalf of an alleged class of the Stockholders, unspecified damages and other monetary relief, preliminary and permanent injunctive relief against the NetApp Merger, and costs and attorneys’ fees.

On June 24, 2009, NetApp filed a second amendment to the Registration Statement, which contained updates to the Proxy Statement/Prospectus.

On June 26, 2009, the Delaware Chancery Court granted PFRS Detroit’s motion for expedited proceedings, scheduling a hearing on PFRS Detroit’s motion for a preliminary injunction of the NetApp Merger for 10:00 a.m. on August 13, 2009.

Also on June 26, 2009, EMC issued a press release announcing that it extended the expiration date of the Original EMC Offer until 12:00 midnight, New York City time, on July 10, 2009.

On July 2, 2009, NetApp filed a third amendment to the Registration Statement, which contained updates to the Proxy Statement/Prospectus and the SEC declared the Registration Statement effective.

Also on July 2, 2009, the waiting periods under the HSR Act applicable to the NetApp Merger and the Original EMC Offer were terminated. Accordingly, the conditions to the NetApp Merger and the Original EMC Offer relating to the expiration or termination of the HSR Act waiting period have been satisfied. EMC and NetApp each announced the expiration of the waiting periods under the HSR Act on July 6, 2009.

On July 6, 2009, NetApp filed a final prospectus in connection with the Registration Statement.

Later on July 6, 2009, EMC announced the EMC Offer. EMC sent a letter to Mr. Bhusri that same day regarding the EMC Offer and enclosed the Executed EMC Merger Agreement. The full text of the letter is as follows:

July 6, 2009

Mr. Aneel Bhusri

Chairman of the Board of Directors

Data Domain, Inc.

2421 Mission College Boulevard

Santa Clara, California 95054

Dear Aneel:

On behalf of EMC, I am pleased to submit to you and your Board of Directors this revised proposal to acquire all outstanding Data Domain common stock for $33.50 per share in cash. This price represents a substantial premium to the cash and stock proposal of NetApp and is a Superior Proposal as defined in your merger agreement with NetApp. The Board of Directors of EMC has unanimously approved this proposal.

As with our prior proposal, EMC’s revised proposal is not subject to any financing or due diligence contingency, and we will use existing cash balances to finance the transaction. In addition, we have received all necessary regulatory approvals. We are amending our currently outstanding tender offer to acquire all of the outstanding shares of Data Domain to reflect our higher price.

We enclose a revised definitive agreement that has been executed on behalf of EMC and which reflects our new $33.50 per share, all cash offer. This agreement is substantially identical to the NetApp proposal except as to the fact that the EMC offer:

•	Is materially higher in price;

•	Reflects our faster two-step structure, which will enable you to close almost a month faster than under the NetApp proposal; and,

•	Very importantly, eliminates all deal protection provisions that could further impede the maximization of stockholder value, including the no solicitation section and the break-up fee obligation.

This last point is very significant to you and your stockholders. Data Domain does not have any justification for continuing deal protection provisions for NetApp or any other party given our willingness to proceed without them. It was questionable agreeing to deal protections in your initial agreement with NetApp, when you knew of our interest in acquiring the company. There is no basis for continuing with them now.

We strongly believe that the Data Domain Board of Directors should pledge to eliminate all deal protection provisions that could further impede maximizing stockholder value. Such a commitment would be the proper exercise of the Board’s fiduciary duties to secure a transaction in the best interests of Data Domain stockholders, particularly in light of the EMC proposal described in this letter.

With the early termination last week of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 concluding all regulatory conditions to this transaction, EMC could be in a position to close this transaction and deliver cash to your stockholders in as little as two weeks.

In comparison to your proposed transaction with NetApp, EMC’s proposal represents a far superior alternative for your stockholders.

•	EMC’s proposal provides higher absolute value for each Data Domain share.

•	As an all cash offer, EMC’s proposal offers greater certainty of value.

•

EMC’s definitive agreement does not contain deal protection provisions that could further impede the maximization of stockholder value – including any termination fee – and is more favorable to the stockholders of Data Domain.

•	EMC’s transaction offers a faster time to close of almost a month.

We continue to believe that a business combination with EMC will deliver substantial and superior benefits to your company’s stockholders, customers, employees and partners. Since June 1st, when we submitted to you our prior proposal, we have received wholehearted support from many of your stockholders and customers validating our confidence in these benefits.

We encourage you to accept the merits of our proposal and look forward to your execution of the definitive agreement enclosed.

Very truly yours,

/s/ Joseph M. Tucci
Joseph M. Tucci Chairman, President and Chief Executive Officer EMC Corporation

ANNEX

Summary of the Prompt Process to Enter into a Signed Agreement with EMC

(Subject to automatic modification to the extent that NetApp and Data Domain, or a court, take action to eliminate or limit any of the provisions of the amended Data Domain/NetApp merger agreement with which the process below is designed to comply)

•	EMC is delivering with this offer a definitive merger agreement to acquire all outstanding Data Domain common stock at $33.50 per share in cash.

•

This definitive merger agreement is substantially identical to the amended Data Domain/NetApp merger agreement already found acceptable to Data Domain’s Board of Directors, with no material changes other than our superior price except those changes necessary to accommodate a first-step tender offer which will expedite payment to Data Domain stockholders and for the elimination of the no solicitation, break-up fee and other deal protection provisions.

•

EMC’s merger agreement is subject to acceptance by Data Domain’s Board of Directors taking the necessary corporate action to authorize its execution on behalf of Data Domain, and such execution occurring.

•

EMC is not seeking any review of information from Data Domain in advance of Data Domain accepting EMC’s merger agreement, beyond what is publicly available, including what is reflected in the representations and warranties contained in the Data Domain/NetApp merger agreement. Nor is EMC requesting that Data Domain enter into discussions or negotiations with EMC. Accordingly, there is no need for EMC to enter into a confidentiality and standstill agreement with Data Domain.

•

Upon receipt of the EMC merger agreement, Data Domain’s Board of Directors will review it and, given its terms relative to the Data Domain/NetApp merger agreement, will determine that it constitutes a Superior Proposal and that the failure to change its recommendation is reasonably likely to be a breach of its fiduciary duties.

•	In connection with considering whether EMC’s merger agreement is a Superior Proposal, Data Domain will comply with all notice requirements under the Data Domain/NetApp merger agreement.

•

Upon determining that EMC’s merger agreement constitutes a Superior Proposal, Data Domain’s Board of Directors will immediately give NetApp five business days’ written notice of the details of EMC’s proposal and that Data Domain’s Board of Directors intends to terminate the Data Domain/NetApp merger agreement in favor of the EMC transaction.

•

At the end of the notice period, unless NetApp has made a proposal at least as favorable to Data Domain as the EMC merger agreement, Data Domain will determine that EMC’s offer continues to constitute a Superior Proposal and that the failure to terminate the NetApp merger agreement is reasonably likely to be a breach of its Board’s fiduciary duties under Delaware law and concurrently (1) terminate the Data Domain/NetApp merger agreement, (2) execute the EMC merger agreement and (3) pay to NetApp the termination fee.

•	EMC will continue its tender offer as provided in the merger agreement and the terms and conditions of the tender offer.

•

EMC’s delivery of the definitive merger agreement shall be automatically rescinded in the event that the definitive merger agreement has not been executed on behalf of Data Domain and delivered to EMC prior to the expiration of the tender offer.”

On July 6, 2009, the EMC Parties filed a preliminary proxy statement with the SEC with respect to soliciting votes against the adoption of the NetApp Merger Agreement and approval of the transactions contemplated thereby.

Also on July 6, 2009, NetApp issued a press release announcing that it had received all regulatory approvals to proceed with the NetApp Merger.

Later on July 6, 2009, the Board held a meeting at which EMC’s announcement of the EMC Offer and the NetApp Merger were discussed. Representatives of Qatalyst and Fenwick & West reviewed the terms of the EMC Offer. After further review and discussion, the Board determined (after consultation with Qatalyst and Fenwick & West) that the EMC Offer constituted a Superior Proposal (as that term is defined in the NetApp Merger Agreement). Following the Board meeting, Mr. Bhusri spoke with Mr. Warmenhoven regarding the EMC Offer and Mr. Warmenhoven informed Mr. Bhusri that NetApp was declining to increase the consideration offered in the NetApp Merger Agreement.

Early on July 7, 2009, the Board held a meeting to discuss the acceptance of the EMC Offer, the entry into the Executed EMC Merger Agreement and the termination of NetApp Merger Agreement. Representatives of Fenwick & West reviewed in detail with the Board the fiduciary duties of the Board. After review and discussion, the Board determined (after consultation with Qatalyst and Fenwick & West) that the EMC Offer continued to constitute a Superior Proposal (as that term is defined in the NetApp Merger Agreement). In accordance with this determination, the Company then informed NetApp of the determination that the EMC Offer constituted a Superior Proposal and sent a notice to NetApp that included the request that NetApp waive the requirements that (a) Data Domain enter into a confidentiality and “standstill” agreement with EMC, (i) the terms of which are no less favorable to Data Domain than those contained in the confidentiality agreement between Data Domain and NetApp and (ii) the “standstill” provisions of which do not include a “sunset”, “fall-away” or other similar exception that would result in the “standstill” provisions becoming inapplicable at any time prior to the valid termination of the NetApp Merger Agreement in accordance with its terms, prior to Data Domain engaging or participating in discussions or negotiations with EMC or furnish or make available to EMC any non-public information relating to Data Domain (the “Confidentiality Agreement Requirement”) and (b) the Board must give NetApp at least five (5) business days prior written notice prior to Data Domain terminating the NetApp Merger Agreement (the “5 Business Day Requirement”).

Later on July 7, 2009, a representative of Wilson Sonsini spoke with a representative of Fenwick & West to state that NetApp would waive the 5 Business Day Requirement but not the Confidentiality Agreement Requirement. In response, the Company sent a revised notice to NetApp seeking only the waiver of the 5 Business Day Requirement. In the evening of July 7, 2009, NetApp sent the executed waiver to a representative of Fenwick & West.

On July 8, 2009, the acceptance of the EMC Offer, the entry into the Executed EMC Merger Agreement and the termination of NetApp Merger Agreement were further discussed and considered for final approval at a Board meeting. Representatives of Qatalyst presented to the Board its financial analysis of the proposed transaction with the EMC Parties and delivered to the Board its oral opinion, subsequently confirmed in writing as of July 8, 2009, that, as of that date the consideration to be received by holders of shares of Common Stock was fair, from a financial point of view, to such holders. The full text of the written opinion of Qatalyst, dated July 8, 2009, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst in rendering its opinion, is attached hereto as Annex B. Following the presentations, and after further review and discussion, the Board unanimously voted to approve the EMC Offer, the entry into the Executed EMC Merger Agreement, which was subsequently filed with the SEC as an exhibit to Data Domain’s Current Report on Form 8-K filed on July 8, 2009, and related matters, resolved to recommend that Stockholders tender their shares of Common Stock in the EMC Offer and approved the termination of the NetApp Merger Agreement and the payment of the $57 million termination fee to NetApp pursuant to the terms of the NetApp Merger Agreement.

Following the adjournment of the meeting of the Board on July 8, 2009, Data Domain signed the Executed EMC Merger Agreement, notified NetApp of the termination of the NetApp Merger Agreement and paid the $57 million termination fee. These actions were publicly announced later that day, following the closing of trading on the NASDAQ Global Select Market.

Later on July 8, 2009, EMC issued a press release announcing that it had entered into a definitive merger agreement with Data Domain.

On July 9, 2009, PFRS Detroit advised the Delaware Chancery Court that it would not file a motion for a preliminary injunction and the hearing tentatively set for 10:00 a.m. on August 13, 2009 was vacated.

(c) Intent to Tender.

To the knowledge of the Company, all of the Company’s executive officers, directors, affiliates or subsidiaries currently intend to tender or cause to be tendered all shares of Common Stock held of record or beneficially owned by such person for purchase pursuant to the EMC Offer (other than Common Stock held directly or indirectly by other public companies, as to which the Company has no knowledge, and Common Stock for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the adoption of the Executed EMC Merger Agreement.

The foregoing does not include any shares of Common Stock over which, or with respect to which, any such executive officers and directors acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5. Persons/Assets Retained, Employed, Compensated or Used.

The Board has retained Qatalyst as its financial advisor in connection with, among other things, the Company’s analysis and consideration of, and response to, the EMC Offer. If the Company consummates the EMC Merger, Qatalyst will be paid a fee based on the size of the transaction which would be approximately $19.2 million, a portion of which was paid upon the Company and Qatalyst executing an engagement letter for Qatalyst to act as the Company’s financial advisor, a portion of which was paid upon delivery of Qatalyst’s opinion in connection with the NetApp Merger, a portion of which became payable upon delivery of Qatalyst’s opinion in connection with the EMC Merger and approximately $17.1 million, or 89.1%, of which is contingent upon, and will become payable upon, completion of the EMC Merger.

The Company also has engaged Innisfree M&A Incorporated (“Innisfree”) to assist it in connection with communications with its stockholders with respect to the EMC Offer, to monitor trading activity in the Common Stock, and to identify investors holding large positions of Common Stock in street name. The Company has agreed to pay Innisfree customary compensation for its services and reimbursement of certain expenses in connection with its engagement. The Company also has agreed to indemnify Innisfree against certain liabilities arising out of or in connection with its engagement.

The Company also has retained Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) as its communications advisor in connection with the EMC Offer. Joele Frank will receive reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection with its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the EMC Offer.

ITEM 6. Interest in Securities of the Subject Company.

Other than set forth below, no transactions in the Common Stock have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company:

Name/Title	Date	Number of Shares	Nature of Transaction	Price Per Share
Ronald D. Bernal, Director	7/2/09	15,000	Grant of Stock Option(1)	$33.21

Aneel Bhusri, Director	7/2/09	15,000	Grant of Stock Option(1)	$33.21

Ronald E. F. Codd, Director	7/2/09	15,000	Grant of Stock Option(1)	$33.21

Reed E. Hundt, Director	7/2/09	15,000	Grant of Stock Option(1)	$33.21
Kai Li, Director	5/14/09	7,000	Open Market Sale(2)	$16.85	(3)
	5/14/09	378,533	Transfer by the Kai Li Grantor Retained Annuity Trust to the Kai Li Grantor Retained Annuity Trusts II and III	$—
	5/14/09	150,000	Transfer to the Kai Li Grantor Retained Annuity Trust II	$—
	5/14/09	20,000	Transfer to the Kai Li Grantor Retained Annuity Trust III	$—
	5/14/09	28,533	Transfer to the Kai Li Revocable Trust DTD 12/26/07	$—
	5/21/09	25,000	Open Market Sale(2)	$23.98	(3)
	5/22/09	25,000	Open Market Sale(2)	$24.06	(3)
	7/2/09	15,000	Grant of Stock Option(1)	$33.21

Jeffrey A. Miller, Director	7/2/09	15,000	Grant of Stock Option(1)	$33.21

Scott D. Sandell, Director	7/2/09	15,000	Grant of Stock Option(1)	$33.21

Frank Slootman, President and Chief Executive Officer	5/21/09	80,000	Exercise of Employee Stock Options	$0.10
	5/21/09	80,000	Open Market Sale(2)	$23.99	(3)
	6/1/09	60,000	Exercise of Employee Stock Options	$0.10
	6/1/09	60,000	Open Market Sale(2)	$26.00	(3)
	7/1/09	60,000	Exercise of Employee Stock Options	$0.10
	7/1/09	60,000	Open Market Sale(2)	$33.43	(3)

(1)	Automatic annual grant to non-employee directors.
(2)	Open market sales made pursuant to 10b5-1 sales plans.
(3)	Represents the weighted average sales price per share.

ITEM 7. Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are in process by the Company in response to the EMC Offer that relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are in process by the Company in response to the EMC Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

(c) Except as indicated in Items 3 and 4 above, there are no transactions, Board resolutions or agreements in principle or signed contracts in response to the EMC Offer that relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8. Other Material Information.

(a) State Anti-Takeover Laws—Delaware. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL provides that an “interested stockholder” may not engage in any “business combination” for three years following the time that such person became an “interested stockholder” unless (i) prior to such time the board of directors of the corporation approved the business combination or the transaction that resulted in such person becoming an “interested stockholder,” (ii) upon consummation of the transaction that resulted in such person becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares held by directors who are also officers of the corporation and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender offer) or (iii) approved by the board of directors and the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by the “interested stockholder” that is a party to the business combination. Section 203 of the DGCL further provides that the restrictions do not apply if the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under Section 203 of a proposed transaction that (a) constitutes one of the transactions described in the following sentence, (b) is with or by a person who either was not an “interested stockholder” during the previous three years or who became an “interested stockholder” with the approval of the corporation’s board of directors and (c) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an “interested stockholder” during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the corporation, (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation (other than to any direct or indirect wholly-owned subsidiary or to the corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the corporation. Under the DGCL, the term “interested stockholder” includes a person that owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock or is an affiliate of the corporation that, at any time within the three-year period immediately prior to the date in question owned or had the right to acquire, directly or indirectly, 15% or more of the corporation’s outstanding voting stock. The Board approved the Executed EMC Merger Agreement and the transactions contemplated thereby, including the EMC Offer and the EMC Merger, for purposes of Section 203 of the DGCL, and, as a result, the restrictions of Section 203 of the DGCL are inapplicable to the EMC Offer, EMC Merger and the transactions contemplated under the Executed EMC Merger Agreement.

(b) State Anti-Takeover Laws—Other. A number of states have adopted takeover laws and regulations that purport to varying degrees to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have or whose business operations have substantial economic effects in such states, or that have substantial assets, security holders, principal executive offices or principal places of business therein. If any state takeover statute is found applicable to the EMC Offer, EMC might be unable to accept for payment or purchase shares of Common Stock tendered pursuant to the EMC Offer or be delayed in continuing or consummating the EMC Offer. In such case, EMC may not be obligated to accept for purchase or pay for any shares of Common Stock tendered.

(c) Appraisal Rights.

The Stockholders do not have appraisal rights as a result of the EMC Offer. However, if a merger involving the Company and EMC is consummated, Stockholders who have neither voted in favor of a merger nor consented thereto in writing, and who otherwise under Delaware law comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their shares of Common Stock (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any (all such shares of Common Stock collectively, the “Dissenting Shares”). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the EMC Offer and the market value of the shares of Common Stock. Stockholders should recognize that the value so determined could be higher or lower than the price paid pursuant to the EMC Offer or the consideration paid in such a merger. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the EMC Offer.

If, in the event that a merger with EMC is consummated, any holder of shares of Common Stock who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in Delaware law, the shares of Common Stock of such stockholder will be converted into the right to receive the price per share of Common Stock paid in the EMC Offer. A stockholder may withdraw his demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal.

For a description of appraisal rights under the DGCL and the methods of perfecting such rights, please see Annex C hereto. Appraisal rights will not be available unless and until the EMC Merger (or a similar business combination) is consummated.

Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE EMC MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE EMC MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER SHARES OF COMMON STOCK IN THE EMC OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE EMC OFFER THEREFOR.

(d) Antitrust.

Under the provisions of the HSR Act applicable to the EMC Offer, the acquisition of shares of Common Stock pursuant to the EMC Offer may be consummated following the expiration of a 15-day waiting period following the filing by EMC of a Premerger Notification and Report Form with respect to the EMC Offer, unless EMC received a request for additional information or documentary material from the Department of Justice, Antitrust Division or the FTC or unless early termination of the waiting period is granted. On July 2, 2009, the waiting period under the HSR Act applicable to the EMC Offer was terminated.

The Company is not aware of any other material government or regulatory approvals that need to be obtained, or waiting periods with which it needs to comply, to complete the EMC Offer and the EMC Merger. However, state attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the EMC Offer on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

ITEM 9. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 2, 2009, as amended.(1)(2)

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).(1)(2)

(a)(1)(C)	Form of Notice of Guaranteed Delivery.(1)(2)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)(2)

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)(2)

(a)(1)(F)	Form of Summary Advertisement as published on June 2, 2009.(1)

(a)(1)(G)	Schedule TO, dated June 2, 2009, as amended.(1)

(a)(2)	Press Release issued by Data Domain, Inc. on July 8 2009.(3)

(a)(5)	Opinion of Qatalyst Partners LP to the Board of Directors of Data Domain, Inc., dated July 8, 2009 (incorporated by reference to Annex B attached to this Schedule 14D-9).(2)

(e)(1)	Agreement and Plan of Merger, dated as of July 8, 2009, by and among Data Domain, Inc., EMC Corporation and Envoy Merger Corporation.(3)

(e)(2)	Pages 27 through 31 of the Proxy Statement with respect to Data Domain’s 2009 Annual Meeting of Stockholders. (4)

(g)	None.

(1)	Incorporated by reference to the Schedule TO filed by EMC Corporation and Envoy Merger Corporation on June 2, 2009, as amended.
(2)	Included in materials mailed to stockholders of Data Domain, Inc.
(3)	Incorporated by reference to the Current Report on Form 8-K filed by Data Domain, Inc. on July 8, 2009.
(4)	Incorporated by reference to the Schedule 14A filed by Data Domain, Inc. on June 10, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2009	DATA DOMAIN, INC.

	By:	/s/ Michael P. Scarpelli
	Name:	Michael P. Scarpelli
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 2, 2009, as amended.(1)(2)

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).(1)(2)

(a)(1)(C)	Form of Notice of Guaranteed Delivery.(1)(2)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)(2)

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)(2)

(a)(1)(F)	Form of Summary Advertisement as published on June 2, 2009.(1)

(a)(1)(G)	Schedule TO, dated June 2, 2009, as amended.(1)

(a)(2)	Press Release issued by Data Domain, Inc. on July 8 2009.(3)

(a)(5)	Opinion of Qatalyst Partners LP to the Board of Directors of Data Domain, Inc., dated July 8, 2009 (incorporated by reference to Annex B attached to this Schedule 14D-9).(2)

(e)(1)	Agreement and Plan of Merger, dated as of July 8, 2009, by and among Data Domain, Inc., EMC Corporation and Envoy Merger Corporation.(3)

(e)(2)	Pages 27 through 31 of the Proxy Statement with respect to Data Domain’s 2009 Annual Meeting of Stockholders. (4)

(g)	None.

(1)	Incorporated by reference to the Schedule TO filed by EMC Corporation and Envoy Merger Corporation on June 2, 2009, as amended.
(2)	Included in materials mailed to stockholders of Data Domain, Inc.
(3)	Incorporated by reference to the Current Report on Form 8-K filed by Data Domain, Inc. on July 8, 2009.
(4)	Incorporated by reference to the Schedule 14A filed by Data Domain, Inc. on June 10, 2009.

ANNEX A

DATA DOMAIN, INC.

2421 Mission College Blvd.

Santa Clara, California 95054

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 PROMULGATED THEREUNDER

This Information Statement is being filed and transmitted as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 filed on June 15, 2009 (as amended, the “Schedule 14D-9”) of Data Domain, Inc., a Delaware corporation (“Data Domain” or the “Company”) with respect to the tender offer by Envoy Merger Corporation, a Delaware corporation (“Purchaser”) and wholly owned subsidiary of EMC Corporation, a Massachusetts corporation (“EMC”), to the holders of record of shares of common stock, par value $0.0001 per share, of Data Domain (the “Common Stock”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to Data Domain. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority of the seats on the Board of Directors of Data Domain (the “Board” or “Board of Directors”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated July 8, 2009 (the “Merger Agreement”), by and among Data Domain, EMC and Purchaser.

Pursuant to the Tender Offer Statement on Schedule TO filed on June 2, 2009 (as amended, the “Schedule TO”) by EMC and Purchaser, in which Purchaser has offered to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $33.50 per share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”), dated June 2, 2009, as amended, and annexed to and filed as Exhibit (a)(1)(i) to the Schedule TO, and the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with the Offer to Purchase, constitutes the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York City Time, on Friday, July 17, 2009; at which time if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to our stockholders and are filed as exhibits to the Schedule TO.

The Offer is being made pursuant to the Merger Agreement, which provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will merge with and into Data Domain (the “Merger”) and each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the terms of the Offer will be converted into the right to receive the Offer Price (other than Common Stock held (a) in the treasury of Data Domain or owned by EMC, Purchaser or any direct or indirect wholly owned subsidiary of EMC or Data Domain, which will be canceled with no consideration issued in exchange therefor, and (b) stockholders, if any, who properly exercise their appraisal rights under the DGCL). The consummation of the Merger is also subject to customary closing conditions. If Purchaser achieves ownership of 90% or more of the issued and outstanding Common Stock through the Offer, it may effect the Merger as a short-form merger without additional approval of the Merger by our stockholders. Otherwise, Data Domain will be required to hold a special meeting of stockholders to obtain approval of the Merger and the Merger Agreement. Following the effective time of the Merger (the “Effective Time”), Data Domain will continue as a wholly owned subsidiary of EMC (Data Domain after the Effective Time is referred to in this Information Statement as the “Surviving Corporation”). A copy of the Merger Agreement is filed as Exhibit (e)(1) to the Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement provides that promptly upon the purchase by Purchaser pursuant to the Offer of such number of shares of Common Stock as represents at least a majority of the then-outstanding shares of Common Stock, and from time to time thereafter, and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number (the “Designees”), on the Board as will give Purchaser representation on the Board equal to the product of (x) the total number of directors on the Board (after giving effect to the directors elected pursuant to this sentence) and (y) the percentage that such number of shares of Common Stock so purchased bears to the total number shares of Common Stock then-outstanding. Under the Merger Agreement, subject to applicable law, Data Domain shall take all action requested by EMC necessary to effect any such election or appointment, including mailing this Information Statement to our stockholders. In connection with the foregoing, Data Domain shall promptly, at the option of Purchaser, either increase the size of the Board or use its reasonable best efforts to obtain the resignation of such number of its current directors as is necessary to enable the Designees to be elected or appointed to the Board as provided above.

In the event that, as contemplated by the Merger Agreement, the Designees are elected or appointed to the Board, until the Effective Time, the Board shall have the least such number of directors as may be required by NASDAQ rules or U.S. federal securities laws who are considered independent directors within the meaning of such rules and laws (“Independent Directors”) and each committee of the Board shall be composed solely of Independent Directors, or composed of a majority of Independent Directors, as required by NASDAQ rules or U.S. federal securities laws.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in connection with the appointment of Designees to the Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the information contained in this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning EMC, Purchaser and Designees has been furnished to Data Domain by EMC, and Data Domain assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

As of the date of this Information Statement, Purchaser has not determined who will be the Designees. However, the Designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of Data Domain if so designated. None of the Potential Designees currently is a director of, or holds any position with, Data Domain. Purchaser has informed Data Domain that, to its knowledge, none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities of Data Domain, has a familial relationship with any director or executive officer of Data Domain or has been involved in any transactions with Data Domain or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

The following sets forth information with respect to the Potential Designees (including age as of the date hereof, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years). Except as otherwise noted, positions specified are positions with EMC, and business address is c/o EMC Corporation 176 South Street Hopkinton, MA 01748.

Name	Principal Occupation or Employment	Citizenship
Michael W. Brown Age 63	Mr. Brown has been a Director of EMC since August 2005. From August 1994 until his retirement in July 1997, Mr. Brown served as Vice President and Chief Financial Officer of Microsoft Corporation, a manufacturer of software products for computing devices. He was Vice President, Finance of Microsoft from April 1993 to August 1994. He joined Microsoft in December 1989 and served as Treasurer from January 1990 to April 1993. Prior to joining Microsoft, Mr. Brown spent 18 years with Deloitte & Touche LLP in various positions. Mr. Brown is also a Director of VMware, Inc., the global leader in virtualization solutions, Administaff, Inc., a professional employer organization providing services such as payroll and benefits administration, and Thomas Weisel Partners Group, an investment banking firm.	United States

Randolph L. Cowen Age 58	Mr. Cowen has been a Director of EMC since January 2009. He served as co-Chief Administrative Officer of The Goldman Sachs Group, Inc., a global investment, banking, securities and investment management firm, from October 2007 to November 2008, Global Head of Technology and Operations of Goldman Sachs from September 2004 to November 2008 and Chief Information Officer of Goldman Sachs from October 2001 to October 2007.	United States

Michael J. Cronin Age 70	Mr. Cronin has been a Director of EMC since May 1990. He has been Chief Executive Officer of Cognition Corporation, an engineering knowledge management company, from 1993 to the present. Mr. Cronin is also Chairman of the Board of Directors of Cognition Corporation. From June 1984 to September 1990, he was Chief Executive Officer and President of Automatix, Inc., an industrial vision and robotics systems manufacturer.	United States

Paul T. Dacier Age 51	Mr. Dacier has been EMC’s Executive Vice President and General Counsel since May 2006. Mr. Dacier served as Senior Vice President and General Counsel from February 2000 to May 2006. He served as Vice President and General Counsel from February 1993 to February 2000 and as General Counsel of EMC from March 1990 to February 1993. Mr. Dacier is a director of Genesis Lease Limited, a global commercial aircraft leasing company.	United States

John R. Egan Age 51	Mr. Egan has been a Director of EMC since May 1992. Mr. Egan has been a managing partner and general partner in Egan-Managed Capital, a venture capital firm, since October 1998. From May 1997 to September 1998, he served as Executive Vice President, Products and Offerings of EMC. From January 1992 to June 1996, he served as Executive Vice President, Sales and Marketing of EMC. From October 1986 to January 1992, he served in a number of executive positions with EMC, including Executive Vice President, Operations and Executive Vice President, International Sales. Mr. Egan resigned as an executive officer of EMC in September 1998 and as an employee of EMC in July 2002. Mr. Egan is also a Director of VMware, Inc., the global leader in virtualization solutions, and NetScout Systems, Inc., a provider of network and application performance management solutions.	United States

Name	Principal Occupation or Employment	Citizenship
Paul Sagan Age 50	Mr. Sagan has been a Director of EMC since December 2007. He has served as Chief Executive Officer of Akamai Technologies, Inc., a provider of services for accelerating the delivery of content and applications over the Internet, since April 2005 and President since May 1999. Mr. Sagan joined Akamai in October 1998 as Vice President and Chief Operating Officer. Mr. Sagan is also a Director of Akamai.	United States

David N. Strohm Age 61	Mr. Strohm has been a Director of EMC since October 2003 and Lead Director since January 2006. He has been a Venture Partner of Greylock Partners, a venture capital firm, since January 2001, and was a General Partner of Greylock from 1980 to 2001. He is also a General Partner of several partnerships formed by Greylock. Mr. Strohm is also a Director of VMware, Inc., the global leader in virtualization solutions, and Successfactors, Inc., a provider of human capital management applications.	United States

Joseph M. Tucci Age 61	Mr. Tucci has been Chairman of the Board of Directors of EMC since January 2006 and has been Chief Executive Officer and a Director since January 2001. He has served as President since January 2000. He also served as Chief Operating Officer from January 2000 to January 2001. Prior to joining EMC, Mr. Tucci served as Deputy Chief Executive Officer of Getronics N.V., an information technology services company, from June 1999 through December 1999 and as Chairman of the Board and Chief Executive Officer of Wang Global, an information technology services company, from December 1993 to June 1999. Mr. Tucci is also Chairman of the Board of Directors of VMware, Inc., the global leader in virtualization solutions, and a Director of Paychex, Inc., a provider of payroll, human resources and benefits outsourcing solutions.	United States

During the past five years, none of the Potential Designees listed above has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that went dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

None of the Potential Designees is involved in a material legal proceeding where any such designee is a party adverse to the Company or any of its subsidiaries.

CERTAIN INFORMATION CONCERNING DATA DOMAIN

The authorized capital stock of Data Domain consists of 300,000,000 shares of Common Stock and 20,000,000 shares of preferred stock. As of July 7, 2009, there were 62,950,170 shares of Common Stock issued and outstanding, and as of July 7, 2009, there were an additional 11,811,755 shares of Common Stock reserved for issuance pursuant to outstanding employee stock options, with exercise prices ranging from $0.05 to $35.29 per share, and 1,092,813 shares of Common Stock reserved for issuance pursuant to outstanding restricted stock units. Each share of Common Stock is entitled to one vote on all matters that may properly come before a meeting of our stockholders. The Board currently consists of eight members.

The Common Stock is the only class of voting securities of Data Domain outstanding that is entitled to vote at a meeting of our stockholders.

DIRECTORS AND EXECUTIVE OFFICERS OF DATA DOMAIN

Set forth below are the name, age and position of each director and executive officer of Data Domain as of July 1, 2009.

Name	Age	Position(s)
Ronald D. Bernal	53	Director

Aneel Bhusri	43	Chairman

Ronald E.F. Codd	53	Director

Reed E. Hundt	61	Director

Kai Li, Ph.D.	55	Chief Scientist and Director

Jeffrey A. Miller	58	Director

Scott D. Sandell	44	Director

Frank Slootman	50	President, Chief Executive Officer and Director

Nick Bacica	56	Senior Vice President of Operations

Daniel R. McGee	49	Senior Vice President of Engineering

Michael P. Scarpelli	42	Senior Vice President, Chief Financial Officer, Treasurer and Secretary

David L. Schneider	41	Senior Vice President of Worldwide Sales

The following are brief biographies of each current director and executive officer of Data Domain (including present principal occupation or employment, and material occupations, positions, offices or employment for the past five years). Unless otherwise indicated, to the knowledge of Data Domain, no current director or executive officer has been convicted in a criminal proceeding during the last five years and no director or executive officer was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. There are no family relationships between directors and executive officers of Data Domain. None of Data Domain’s directors, officers or any affiliates, nor any beneficial owners of 5% or more of any class of Data Domain’s voting securities nor any associates of such officer, director, affiliate or stockholder are involved in a material legal proceeding where such officer, director, affiliate, stockholder or associate is a party adverse to Data Domain or any of its subsidiaries or has a material interest adverse to Data Domain or any of its subsidiaries.

Ronald D. Bernal has been a member of our Board of Directors since December 2003. Mr. Bernal has been a partner at Sequel Venture Partners since May 2006. From May 2002 to May 2006, Mr. Bernal served as a Venture Partner at Sutter Hill Ventures. From March 2000 to April 2002, Mr. Bernal served as Vice President of Operations for the Product Technology Groups and the Service Provider Line of Business for Cisco Systems, Inc. Mr. Bernal holds a B.S.E.E. degree from DeVry Institute of Technology.

Aneel Bhusri has been a member of our Board of Directors since February 2002 and was elected as chairman of our Board of Directors in March 2007. Mr. Bhusri has been a partner at Greylock Partners since April 1999. Mr. Bhusri also serves as President of Workday, Inc., an enterprise business services company, which he co-founded in March 2005. From February 2002 to June 2003, Mr. Bhusri served as our President and Chief Executive Officer. From March 1999 to September 2001 and September 2004 to December 2004, Mr. Bhusri served as vice chairman of PeopleSoft, Inc. Mr. Bhusri holds a B.S. in Electrical Engineering and Economics from Brown University and an M.B.A. from Stanford University.

Ronald E. F. Codd has been a member of our Board of Directors since October 2006. Mr. Codd has been an independent business consultant since April 2002. From January 1999 to April 2002, Mr. Codd served as President, Chief Executive Officer and a director of Momentum Business Applications, Inc., an enterprise software company. From September 1991 to December 1998, Mr. Codd served as Senior Vice President of Finance and Administration and Chief Financial Officer of PeopleSoft, Inc. Mr. Codd currently serves on the Board of Directors of DemandTec, Inc., a provider of consumer demand management software. Mr. Codd holds a B.S. in Accounting from the University of California, Berkeley and an M.M. from the Kellogg Graduate School of Management at Northwestern University.

Reed E. Hundt has been a member of our Board of Directors since March 2007. Since 1998, Mr. Hundt has been a principal of Charles Ross Partners, LLC, a private investor and business advisory firm, an independent advisor on information industries to McKinsey & Company, Inc. and Co-Chairman of the Forum on Communications and Society at the Aspen Institute, a public policy organization. From 1993 to 1997, Mr. Hundt served as Chairman of the Federal Communications Commission. Mr. Hundt currently serves on the Board of Directors of Intel Corporation and Infinera Corporation. Mr. Hundt holds a B.A. in History from Yale College and a J.D. from Yale Law School.

Kai Li, Ph.D. co-founded the Company in October 2001. Dr. Li has been consulting as Chief Scientist for us since September 2002. In addition, Dr. Li served as our Chief Technology Officer from October 2001 to August 2002 and as President and Chief Executive Officer from November 2001 to February 2002. Dr. Li has also served as a member of our Board of Directors since our inception. Since September 1986, Dr. Li has also been a professor of Computer Science at Princeton University. Dr. Li holds a B.S. in Computer Science from Jilin University, an M.S. in Computer Science from the University of Science and Technology of China, Chinese Academy of Sciences and a Ph.D. in Computer Science from Yale University.

Jeffrey A. Miller has been a member of our Board of Directors since October 2006. Mr. Miller has served as President and Chief Executive Officer of JAMM Ventures, a consulting and venture capital firm, since January 2002. From January 2002 to March 2006, Mr. Miller also served as a Venture Partner with Redpoint Ventures. Mr. Miller currently serves on the Board of Directors of McAfee, Inc., the world’s largest dedicated security technology company. Mr. Miller holds a B.S. in Electrical Engineering and Computer Science and an M.B.A. from Santa Clara University.

Scott D. Sandell has been a member of our Board of Directors since February 2002. Mr. Sandell became a partner at New Enterprise Associates in 1996 and a general partner in 2000. Mr. Sandell is also a director of Spreadtrum Communications and several private companies. Mr. Sandell holds an A.B. in Engineering Sciences from Dartmouth College and an M.B.A. from Stanford University.

Frank Slootman has served as a member of our Board of Directors and as our President and Chief Executive Officer since July 2003. Prior to joining us, Mr. Slootman served as an executive at Borland Software

Corporation from June 2000 to June 2003, most recently as Senior Vice President of Products. From March 1993 to June 2000, Mr. Slootman held management positions for two enterprise software divisions of Compuware Corporation. Mr. Slootman earned his undergraduate and graduate degrees in Economics from Erasmus University Rotterdam in the Netherlands.

Nick Bacica joined us as our Vice President of Operations in September 2008 and was promoted to Senior Vice President of Operations in January 2009. From 2004 to August 2008, Mr. Bacica was Vice President of Operations at Azul Systems, a global provider of enterprise server appliances. From 2001 to 2004, Mr. Bacica served as Senior Vice President of World-Wide Operations for Brocade Communications Systems. From 1997 to 2001, Mr. Bacica served as Director of Global Transformation at Cisco Systems, Inc. Mr. Bacica has also held senior level positions at Apple Computer, Burroughs Corporation and Xerox Corporation. Mr. Bacica attended East Texas State University.

Daniel McGee joined us as our Vice President of Engineering in February 2006, and was promoted to Senior Vice President of Engineering in January 2008. From March 2004 to February 2006, Mr. McGee was the Vice President of Engineering for Aventail Corporation, a provider of secure remote access products. From August 1999 to March 2004, Mr. McGee held various senior management positions at Pinnacle Systems, Inc., a provider of video editing solutions, TV tuners for personal computers and digital media adapters. Mr. McGee holds a M.S. in Engineering Management from Stanford University and a B.S. in Electrical Engineering & Computer Science from Oregon State University.

Michael P. Scarpelli joined us as our Vice President and Chief Financial Officer in September 2006, and was promoted to Senior Vice President in January 2008. From January 2006 to September 2006, Mr. Scarpelli served as Executive Vice President and Chief Financial Officer for Lexar Media, Inc., a flash memory manufacturer which was acquired by Micron Technology, Inc. in 2006. From January 2002 to January 2006, Mr. Scarpelli held senior positions at HPL Technologies, Inc., a provider of yield management software and test chip solutions, most recently as Senior Vice President and Chief Financial Officer. Mr. Scarpelli began his career at PricewaterhouseCoopers LLP from May 1989 to December 2001. Mr. Scarpelli holds a B.A. in Economics from the University of Western Ontario.

David Schneider joined us as our Vice President of Worldwide Sales in January 2004, and was promoted to Senior Vice President of Worldwide Sales in January 2008. From January 2003 to December 2003, Mr. Schneider served as Vice President of Alliances, Channel and OEM sales for Borland Software Corporation. From May 2002 to January 2003, Mr. Schneider served as Vice President of Western United States Sales for TogetherSoft Corporation (later acquired by Borland Software Corporation). From January 1999 to May 2002, Mr. Schneider was Western Regional Manager at Iona Technologies, Inc. Mr. Schneider holds a B.A. in Political Science from the University of California, Irvine.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information as to the beneficial ownership of our common stock as of May 29, 2009 by:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock.

The following table lists the applicable percentage beneficial ownership based on 62,807,119 shares of common stock outstanding as of May 29, 2009.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to stock options exercisable and RSUs that settle within 60 days of May 29, 2009 are deemed outstanding and beneficially owned by the person holding such stock options or RSUs for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

Unless otherwise indicated, the principal address of each of the stockholders below is c/o Data Domain, Inc., 2421 Mission College Blvd., Santa Clara, CA 95054.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
5% Stockholders
Entities affiliated with Artis Capital Management (1)	15,258,844	24.29%
Entities affiliated with New Enterprise Associates (2)	8,669,129	13.80%

Directors and Named Executive Officers
Ronald D. Bernal (3)	266,616	*
Aneel Bhusri (4)	2,454,045	3.90%
Ronald E.F. Codd (5)	225,000	*
Reed E. Hundt (6)	225,761	*
Kai Li (7)	1,280,459	2.03%
Jeffrey A. Miller (8)	245,696	*
Scott D. Sandell (9)	8,784,129	13.96%
Frank Slootman (10)	1,614,592	2.51%
Michael P. Scarpelli (11)	428,817	*
Daniel R. McGee (12)	286,990	*
David L. Schneider (13)	407,532	*
Peter Rukavina (14)	—	*
All current directors and executive officers as a group (12 persons) (15)	16,219,637	24.55%

*	Less than 1%

(1)	Represents shared voting and dispositive power over 15,258,844 shares held by Artis Capital Management, L.P. (“Artis”), Artis Capital Management, Inc. (“Artis Inc.”) and Stuart L. Peterson, with shared voting and dispositive power over 6,105,335 of those shares held by Artis Partners 2X Ltd. (“2X”) and shared voting and dispositive power over 3,696,284 of those shares held by Artis Partners 2X (Institutional), L.P. (“QP2X”). Artis Inc. is the general partner of Artis. Mr. Peterson is the president of Artis Inc. and the controlling owner of Artis and Artis Inc. Each of Artis, Artis Inc., Mr. Peterson, 2X and QP2X disclaims beneficial ownership of the shares except to the extent of that person’s pecuniary interest therein. The address of Artis, Artis Inc., Mr. Peterson and QP2X is One Market Plaza, Steuart Street Tower, Suite 2700, San Francisco, CA 94105. The principal business address of 2X is c/o Goldman Sachs Administration Services, Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, P.O. Box 896, KY1-1103, Cayman Islands. The information regarding the beneficial ownership of Artis, Artis Inc., Mr. Peterson, 2X and QP2X is derived from a Schedule 13G/A filed on February 17, 2009, a Statement of Changes in Beneficial Ownership on Form 4 filed with the SEC on May 12, 2009.
(2)	Represents 8,637,152 shares held by New Enterprise Associates 10, Limited Partnership (“NEA 10”) and 31,977 shares held by NEA Partners 10, Limited Partnership (“NEA Partners 10”). The general partner of NEA 10 is NEA Partners 10, and the individual general partners of NEA Partners 10 are M. James Barrett, Peter J. Barris, C. Richard Kramlich, Charles W. Newhall III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor III. Each of the individual general partners of NEA Partners 10 exercises shared voting and investment power through NEA Partners 10 over the shares held by NEA 10 and NEA Partners 10, and each of the individual general partners disclaims beneficial ownership of the shares held of record by NEA 10 and NEA Partners 10 except to the extent of his individual pecuniary interest therein. The principal business address of each of NEA 10, NEA Partners 10 and Messrs. Newhall and Trainor is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The principal business address of Messrs. Kramlich, Perry and Sandell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The principal business address of Messrs. Barrett and Barris is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, Maryland 20815. The information regarding the beneficial ownership of NEA 10, NEA Partners 10 and each of the individual general partners is derived from a Statement of Changes in Beneficial Ownership on Form 4 filed by NEA10 with the SEC on November 26, 2008 and a Statement of Changes in Beneficial Ownership on Form 4 filed by NEA Partners 10 with the SEC on November 26, 2008.
(3)	Represents 125,966 shares held by Ronald Daniel Bernal and Pamela Mayer Bernal as Trustees of Bernal Family Trust U/D/T 11/3/95, 25,650 shares held by Wells Fargo Bank, Trustee of SHV Profit Sharing Plan FBO Ronald D. Bernal and 115,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days of May 29, 2009. Mr. Bernal disclaims beneficial ownership of the shares held by Ronald Daniel Bernal and Pamela Mayer Bernal as Trustees of Bernal Family Trust U/D/T 11/3/95 except to the extent of his individual pecuniary interest therein.
(4)	Includes 1,712,529 shares held by Greylock XI Limited Partnership (“GXILP”), 47,819 shares held by Greylock XI-A Limited Partnership (“GXIALP”), and 195,948 shares held by Greylock XI Principals LLC (“GXIPLLC”). The general partner of GXILP and GXIALP is Greylock XI GP Limited Partnership (“GXIGPLP”). Aneel Bhusri is a Managing General Partner of GXIGPLP and may be deemed to beneficially own the shares held by GXILP, GXIALP and GXIGPLP. Mr. Bhusri is one of the members of GXIPLLC and exercises shared voting and investment power over the shares held of record by GXILP, GXIALP and GXIPLLC. Mr. Bhusri disclaims beneficial ownership of such shares except to the extent of his individual pecuniary interest therein. Also includes 382,749 shares held directly by Mr. Bhusri and 115,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days of May 29, 2009.

(5)	Represents 100,000 shares held by Ronald E. F. Codd, 10,000 shares held by The Codd Revocable Trust Dated 3/06/98, Ronald E. and Susan T. Codd, Trustees and 115,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days of May 29, 2009.
(6)	Represents 30,000 shares held by Reed E. Hundt, 761 shares held by the Charles Ross Partners Investment Fund Number 29 and 195,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days of May 29, 2009. Mr. Hundt has a pecuniary interest in shares held by Greylock XI Limited Partnership, which is a stockholder of ours, but Mr. Hundt has no voting or investment power over the shares held by this entity. The shares set forth in the table above do not reflect shares held by this entity.
(7)	Represents 565,459 shares held directly by Kai Li, 121,467 shares held by the Kai Li Grantor Retained Annuity Trust I, 150,000 shares held by the Kai Li Grantor Retained Annuity Trust II, 200,000 shares held by the Kai Li Grantor Retained Annuity Trust III, 28,533 shares held by the Kai Li Revocable Trust dtd 12/26/07 and 215,000 shares of common stock issuable upon exercise of options exercisable within 60 days of May 29, 2009. Of the 565,459 shares held directly by Kai Li, 83,997 shares will remain subject to a lapsing right of repurchase within 60 days of May 29, 2009.
(8)	Represents 112,100 shares held by the J. Miller 2007 Grantor Retained Annuity Trust, 112,100 shares held by the K. Miller 2007 Grantor Retained Annuity Trust, 6,496 shares held by the Miller Living Trust and 15,000 shares of common stock issuable upon exercise of options exercisable within 60 days of May 29, 2009. Of the 112,100 shares held by the J. Miller 2007 Grantor Retained Annuity Trust and the 112,100 shares held by the K. Miller 2007 Grantor Retained Annuity Trust, 33,333 shares are subject to a lapsing right of repurchase within 60 days of May 29, 2009. Mr. Miller has a pecuniary interest in shares held by Greylock XI Limited Partnership, which is a stockholder of ours, but Mr. Miller has no voting or investment power over the shares held by this entity. The shares set forth in the table above do not reflect shares held by this entity.
(9)	See footnote (2) above regarding Mr. Sandell’s relationship with NEA 10. Mr. Sandell disclaims beneficial ownership of the shares held by NEA 10 and NEA Partners 10 referenced in footnote (2) above, except to the extent of his pecuniary interest therein. Also includes 115,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days of May 29, 2009.
(10)	Represents 1,602 shares of common stock held by Frank Slootman and Brenda L. Slootman, as community property, and 1,612,990 shares of common stock issuable upon exercise of stock options exercisable within 60 days of May 29, 2009.
(11)	Represents 137,554 shares of common stock held by Michael P. Scarpelli and Janet L. Scarpelli, as community property with the right of survivorship, and 291,263 shares of common stock issuable upon exercise of stock options exercisable within 60 days of May 29, 2009.
(12)	Represents 2,006 shares of common stock held by Daniel McGee. Also includes 284,984 shares of common stock issuable upon exercise of options exercisable within 60 days of May 29, 2009.
(13)	Represents 49,366 shares of common stock held by David Schneider and Barbara Schneider, 162,273 shares of common stock held by the Schneider 2001 Living Trust, David & Barbara Schneider Trustees, August 31, 2001, and 195,893 shares of common stock issuable upon exercise of stock options exercisable within 60 days of May 29, 2009.
(14)	Mr. Rukavina departed the Company effective January 5, 2009.
(15)	Includes 3,270,130 shares of common stock issuable upon exercise of options exercisable within 60 days of May 29, 2009.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Securities Exchange Act of 1934 requires our directors and officers, and persons who own more than 10% of a registered class of our equity securities, to file initial reports of ownership and reports of changes in ownership with the SEC. SEC regulations also require these persons to furnish us with a copy of all Section 16(a) forms they file. Based solely on our review of the copies of the forms furnished to us and written representations from our executive officers and directors, we believe that one Section 16(a) filing deadline was missed by Messrs Slootman, McGee, Scarpelli and Schneider relating to stock option grants made to each of them in February 2008, one Section 16(a) filing deadline was missed by Mr. Bernal relating to the distribution by a private venture capital firm of our stock to a trust controlled by Mr. Bernal in December 2008 and one Section 16(a) filing deadline was missed by Mr. Hundt relating to the distribution by a private venture capital firm of our stock to a partnership indirectly owned by Mr. Hundt in November 2008. The late filings were administrative oversights, which we corrected as soon as the errors were discovered.

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Director Independence

Our Board of Directors has determined that all of its current directors, except for Frank Slootman who serves as our President and Chief Executive Officer and Kai Li who serves as our Chief Scientist, qualify as independent directors in accordance with the published listing requirements of The NASDAQ Global Select Market. Each of the members of our Audit, Compensation and Nominating/Governance Committees qualify as independent directors in accordance with NASDAQ rules.

The independent directors are:

Ronald D. Bernal

Aneel Bhusri

Ronald E.F. Codd

Reed E. Hundt

Jeffrey A. Miller

Scott D. Sandell

In making its subjective determination that each non-employee director is independent, the Board considered that the director is not, and has not been for at least three years, one of our employees and that neither the director, nor any of his family members has engaged in various types of business dealings with us. In addition, as further required by NASDAQ rules, our Board of Directors has made a subjective determination as to each non-employee director that no relationships exist which, in the opinion of our Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our Board of Directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. In particular, our Board of Directors considered Mr. Bhusri’s service as our interim chief executive officer from February 2002 to June 2003 and Mr. Hundt’s and Mr. Miller’s status as limited partners of Greylock XI Limited Partnership, previously one of our principal stockholders. In addition, our Board of Directors considered the affiliation of certain directors with one or more of our vendors and customers.

Membership and Meetings of Board of Directors and Board Committees

Board of Directors

During fiscal year 2008, our Board of Directors met formally four times and acted by written consent once. None of the directors attended fewer than 75% of the aggregate of the total number of meetings of the Board (held during the period for which he was a director) and the total number of meetings held by all committees of the Board on which such director served (held during the period that such director served).

Board Committees

Our Board of Directors has an Audit Committee, a Compensation Committee and a Nominating/Corporate Governance Committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our Board. Each of these committees operates under a written charter. Current copies of these charters are available under the heading “Corporate Governance” in the “Company—Investor Relations” section of our website at www.datadomain.com.

Audit Committee

The Audit Committee of our Board of Directors oversees our accounting practices, system of internal controls, audit processes and financial reporting processes. Among other things, our Audit Committee is responsible for reviewing our disclosure controls and processes and the adequacy and effectiveness of our internal controls. It also discusses the scope and results of the audit with our independent registered public accounting firm, reviews with our management and our independent registered public accounting firm our interim and year-end operating results and, as appropriate, initiates inquiries into aspects of our financial affairs. Our Audit Committee has oversight for our code of business conduct and is responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, or matters related to our code of business conduct, and for the confidential, anonymous submission by our employees of concerns regarding such matters. In addition, our Audit Committee has sole and direct responsibility for the appointment, retention, compensation and oversight of the work of our independent registered public accounting firm, including approving services and fee arrangements. Our Audit Committee also is responsible for reviewing and approving all related party transactions in accordance with our related party transactions approval policy.

The current members of our Audit Committee are Messrs. Bernal, Codd and Miller, each of whom meets the “independent director” definition of the NASDAQ Marketplace Rules, including the more stringent requirements under Rule 5605(c)(2) for members of audit committees and the criteria for independence under Rule 10A-3(c) under the Securities Exchange Act of 1934. In addition, our Board of Directors has determined that the chairman of the Audit Committee, Mr. Codd, is an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K. The designation does not impose on Mr. Codd any duties, obligations or liabilities that are greater than those generally imposed on him as a member of our Audit Committee and our Board of Directors. During 2008, the Audit Committee met nine times.

Compensation Committee

The purpose of our Compensation Committee is to have primary responsibility for discharging the responsibilities of our Board of Directors relating to executive compensation policies and programs. Among other things, specific responsibilities of our Compensation Committee include evaluating the performance of our Chief Executive Officer and determining our Chief Executive Officer’s compensation. In consultation with our Chief Executive Officer, it also determines the compensation of our other executive officers. In addition, our Compensation Committee administers our equity compensation plans and has the authority to grant equity awards and approve modifications of such awards under our equity compensation plans, subject to the terms and conditions of the equity award policy adopted by our Board of Directors. Our Compensation Committee also reviews and approves various other compensation policies and matters.

The current members of our Compensation Committee are Messrs. Bhusri, Hundt and Miller, each of whom meets the “independent director” definition of the NASDAQ Marketplace Rules; the “non-employee director” definition of Rule 16b-3 under Section 16 of the Securities Exchange Act of 1934; and the “outside director” definition of Section 162(m) of the Internal Revenue Code of 1986. Mr. Miller chairs the Compensation Committee. During 2008, the Compensation Committee met five times and acted by written consent seven times.

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee oversees the nomination of directors, including, among other things, identifying, evaluating and making recommendations of nominees to our Board of Directors and evaluates the performance of our Board of Directors and individual directors. Our Nominating/Corporate Governance Committee is also responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and making recommendations to our Board of Directors concerning corporate governance matters.

The current members of our Nominating/Corporate Governance Committee are Messrs. Bernal, Hundt and Sandell, each of whom is considered independent under the listing standards of The NASDAQ Global Select Market. Mr. Hundt chairs the Nominating/Corporate Governance Committee. The Nominating/Corporate Governance Committee met once during 2008.

Director Qualifications. The goal of the Nominating/Corporate Governance Committee is to ensure that our Board of Directors possesses a variety of perspectives and skills derived from high-quality business and professional experience. The Nominating/Corporate Governance Committee seeks to achieve a balance of knowledge, experience and capability on our Board of Directors. To this end, the Nominating/Corporate Governance Committee seeks nominees with high professional and personal ethics and values, an understanding of our business lines and industry, diversity of business experience and expertise, broad-based business acumen and the ability to think strategically. In addition, the Nominating/Corporate Governance Committee considers the level of the candidate’s commitment to active participation as a director, both at Board and committee meetings and otherwise. Although the Nominating/Corporate Governance Committee uses these and other criteria to evaluate potential nominees, we have no stated minimum criteria for nominees. The Nominating/Corporate Governance Committee does not use different standards to evaluate nominees depending on whether they are proposed by our directors and management or by our stockholders. When appropriate, the Nominating/Corporate Governance Committee may retain executive recruitment firms to assist it in identifying suitable candidates. After its evaluation of potential nominees, the Nominating/Corporate Governance Committee submits its chosen nominees to the Board of Directors for approval.

Policy regarding Stockholder Nominations. The Nominating/Corporate Governance Committee considers stockholder recommendations for director candidates. The Nominating/Corporate Governance Committee has established the following procedure for stockholders to submit director nominee recommendations:

•

If a stockholder would like to recommend a director candidate for the next annual meeting, he or she must submit the recommendations by mail to our Corporate Secretary at our principal executive offices, not less than 45 or more than 75 days prior to the first anniversary of the date that we last mailed our proxy materials to stockholders in connection with the previous year’s annual meeting.

•

Recommendations for a director candidate must be accompanied by all information relating to such person as would be required to be disclosed in solicitations of proxies for the election of such nominee as a director pursuant to Regulation 14A under the Securities Exchange Act of 1934 and such person’s written consent to serve as a director if elected.

•

The Nominating/Corporate Governance Committee considers nominees based on our need to fill vacancies or to expand the Board, and also considers our need to fill particular roles on the Board or committees thereof (e.g. independent director, Audit Committee financial expert, etc.).

•	The Nominating/Corporate Governance Committee evaluates candidates in accordance with its charter and policies regarding director qualifications, qualities and skills discussed above.

Related Party Transactions Policy and Procedures

Any related party transactions, excluding compensation (whether cash, equity or otherwise), which is delegated to the Compensation Committee and the Nominating/Corporate Governance Committee, involving one of our directors or executive officers, must be reviewed and approved by the Audit Committee or by the disinterested members of the Board. Any member of the Audit Committee who is a related party with respect to a transaction under review may not participate in the deliberations or vote on the approval or ratification of the transaction. However, such a director may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction. Related parties include any of our directors or executive officers, certain of our stockholders and their immediate family members. To identify any related party transactions, each year, we submit and require our directors and officers to complete director and officer questionnaires identifying any transactions with us in which the executive officer or director or their family members has an interest. In addition, our Board determines, on an annual basis, which members of our Board meet the definition of independent director as defined in the NASDAQ Marketplace Rules and reviews and discusses any relationships with a director that would potentially interfere with his or her exercise of independent judgment in carrying out the responsibilities of a director.

Director Attendance at Annual Stockholder Meetings

We invite our Board members to attend our annual stockholder meetings, but do not require attendance. One of our Board members attended our 2009 Annual Meeting of Stockholders.

Stockholder Communications

Any stockholder wishing to communicate with our Board may write to the Board at Board of Directors, c/o Data Domain, 2421 Mission College Blvd., Santa Clara, CA 95054. Our Corporate Secretary will forward these emails and letters directly to the Board. Stockholders may indicate in their email messages and letters if their communication is intended to be provided to certain director(s) only. We reserve the right not to forward to the Board any abusive, threatening or otherwise inappropriate materials.

Compensation Committee Interlocks and Insider Participation

The Data Domain Compensation Committee currently consists of Messrs. Bhusri, Hundt and Miller. None of our executive officers has ever served as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our Board or our Compensation Committee.

DIRECTOR COMPENSATION

Under our director compensation policy currently in effect, directors who are also officers or employees of the Company receive no additional compensation for services as a director, committee participation or special assignments.

Directors who are not officers or employees of the Company or any of its subsidiaries (each, a “Non-Employee Director”) receive the following compensation:

•	Each Non-Employee Director will receive a $10,000 annual retainer, commencing at each Annual Meeting of Stockholders, payable quarterly in arrears.

•	The chairman of our Board of Directors will receive an additional $10,000 annual retainer, commencing at each Annual Meeting of Stockholders, payable quarterly in arrears.

•	The chairman of our Audit Committee will receive an additional $20,000 annual retainer, commencing at each Annual Meeting of Stockholders, payable quarterly in arrears.

•	The chairman of our Compensation Committee will receive an additional $10,000 annual retainer, commencing at each Annual Meeting of Stockholders, payable quarterly in arrears.

•

Each Non-Employee Director will receive an annual grant at each Annual Meeting of Stockholders to purchase 15,000 shares of our common stock with an exercise price equal to the fair market value of our common stock on the date of the grant. Each annual grant will vest in equal monthly installments over twelve months, commencing on the date of grant. Each annual grant will expire on the tenth anniversary of the date of grant or twelve months after the termination of service as a member of our Board of Directors.

•

Each new Non-Employee Director joining our Board of Directors will receive an initial grant of stock options to purchase 50,000 shares of our common stock with an exercise price equal to the fair market value of our common stock on the date of grant. The grant will vest in equal monthly installments over three years. Each new Non-Employee Director will be eligible in the following year to receive the annual stock option grant referred to above.

In September 2003, we entered into an amended and restated consulting agreement with Dr. Li, one of our co-founders and a current member of our Board of Directors. Pursuant to this agreement, Dr. Li agreed to serve as our Chief Scientist on a part-time consulting basis. As remuneration for these services, we have agreed to pay Dr. Li a consulting fee of $8,000 per month and a monthly housing allowance of $2,000 per month for any month in which Dr. Li provides services at our headquarters.

The following table sets forth the total compensation awarded to, earned by, or paid to each person who served as a director during 2008, other than a director who also served as an executive officer.

Name	Fees Earned or Paid in Cash	Option Awards(1)(2)(3)		All Other Compensation		Total
Ronald D. Bernal	$5,000	$366,600	(2)	—		$371,600
Aneel Bhusri	10,000	366,600		—		376,600
Ronald E.F. Codd	15,000	366,600		—		381,600
Reed E. Hundt	7,500	366,600		—		374,100
Kai Li(4)	—	266,250		108,486	(5)	374,736
Jeffrey A. Miller	10,000	366,600		—		376,600
Scott D. Sandell	5,000	366,600		—		371,600

(1)	The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with SFAS 123(R), excluding forfeiture estimates. See Note 1 of the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the SEC on March 13, 2009, for a discussion of our assumptions in determining the SFAS 123(R) values of our option awards.
(2)	The directors’ aggregate stock option holdings as of December 31, 2008 were: Mr. Bernal—115,000 shares, Mr. Bhusri—115,000 shares, Mr. Codd—215,000 shares, Mr. Hundt—245,000 shares, Mr. Li—215,000 shares, Mr. Miller—15,000 shares and Mr. Sandell—115,000 shares. Dr. Li also held 115,749 shares from a restricted stock award made in June 2007.
(3)	On June 4, 2008, we made our annual stock option grants to each of our Non-Employee Directors, granting options to purchase 15,000 shares of our common stock to each Non-Employee Director at an exercise price of $24.44 per share. The grant date fair value of each award was $168,450.
(4)	In November 2008, we granted Dr. Li an option to purchase 15,000 shares of our common stock at an exercise price of $17.75. The grant has a term of ten years and 6,250 shares were immediately exercisable on the grant date and 1,250 shares become exercisable on the fourth day of each succeeding month, such that the grant will be fully vested and exercisable on June 4, 2009. The grant date fair value of the award was $139,500.
(5)	Includes $90,000 in consulting fees earned and $18,486 in commuting expenses incurred by Dr. Li and reimbursed by us.

COMPENSATION DISCUSSION AND ANALYSIS

Our Compensation Committee is composed of Messrs. Bhusri, Hundt and Miller, each of whom meets the “independent director” definition of the NASDAQ Marketplace Rules; the “non-employee director” definition of Rule 16b-3 under Section 16 of the Securities Exchange Act of 1934; and the “outside director” definition of Section 162(m) of the Internal Revenue Code of 1986. Our Compensation Committee operates under a written charter, which is available under the heading “Corporate Governance” in the “Company—Investor Relations” section of our website at www.datadomain.com. Our Compensation Committee holds quarterly meetings and, in addition, meets as often as it deems necessary to carry out its responsibilities.

As detailed below, our Compensation Committee’s philosophy is to foster a performance-oriented culture that aligns the interests of our executive officers with the interests of our stockholders. Our Compensation Committee believes that the compensation of our executive officers is both appropriate and responsive to the goal of improving stockholder value.

Compensation Philosophy, Objectives and Approach

Our Compensation Committee believes that the quality, skills and dedication of our executive officers are critical factors affecting long-term stockholder value creation. Our Compensation Committee also believes it is important to maintain executive compensation programs that are performance-oriented and encourage our executive officers to manage the Company from the perspective of owners. With these factors in mind, our overall executive compensation philosophy is to provide a competitive total compensation package that will allow us to attract, retain and motivate highly qualified executive officers who are capable of operating in the dynamic environment in which we operate. Our Compensation Committee’s objectives also include linking our executive officers’ compensation with our long-term and short-term business objectives and performance. Our Compensation Committee implements this philosophy by making a significant percentage of our executive officers’ compensation performance-based over time through a mix of variable cash and equity, targeting base salaries at or below competitive median levels. To ensure that the compensation of each executive officer reflects that officer’s own contribution to the Company and his or her level of performance, various elements of our executive officers’ compensation are linked to individual performance as well as the performance of the Company in achieving corporate goals and financial objectives.

Consistent with its philosophy, in determining the compensation of our executive officers for fiscal year 2008, our Compensation Committee considered competitive data at approximately the 33rd percentile for base salaries, a range of approximately the 50th to 66th percentile for target total cash compensation and the 75th percentile for equity compensation (see below under “Role of Compensation Consultant; Executive Officer Market Compensation Data” for a list of the peer companies and other data that was reviewed). Our Compensation Committee does not rigidly position the different elements of our executive officers’ compensation at these levels. Rather, it applies its judgment in determining the amount and mix of compensation elements for each executive officer. Factors affecting the Compensation Committee’s judgment include performance compared to strategic goals established for the individual at the beginning of the year, the nature and scope of the executive officer’s responsibilities, the individual’s effectiveness in leading our initiatives to achieve corporate goals and our corporate performance.

Except as described above, our Compensation Committee has not adopted formal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of non-cash compensation.

Role of Chief Executive Officer

Our chief executive officer, Frank Slootman, supports our Compensation Committee in its work by providing information relating to our financial plans, performance assessments of our executive officers and other personnel-related data. Mr. Slootman assesses the officers’ contributions to corporate goals as well as achievement of their individual goals, and offers advice to our Compensation Committee with respect to any merit increase in salary, cash bonus and equity award replenishment for each executive officer, other than himself. Our Compensation Committee meets to evaluate, discuss and determine these matters, as well as to determine Mr. Slootman’s compensation based on his contributions to our corporate goals and his achievement of individual goals as determined by the entire Board of Directors.

Role of Compensation Consultant; Executive Officer Market Compensation Data

Our Compensation Committee has the authority under its charter to engage the services of outside advisors, experts and others to assist the Compensation Committee in performing its duties. Our Compensation Committee engaged Compensia, Inc., a management consulting firm, in December 2007 to act as an independent advisor to the Committee on executive compensation matters. This engagement continued into 2008. Compensia provides information to our Compensation Committee on emerging compensation practices and competitive pay levels for our officers. The information provided by Compensia assists our Compensation Committee in evaluating the compensation of our officers relative to companies against which we compete for talent and for stockholder investment.

Compensia has worked directly with the Compensation Committee (and not on behalf of management) to assist the Compensation Committee in satisfying its responsibilities and will undertake no projects for management except at the request of the Compensation Committee chair and in the capacity of the Compensation Committee’s agent. To date, Compensia has not undertaken any projects for management.

For 2008 executive compensation, Compensia reviewed the compensation practices of the following peer companies:

• 3Par	• Commvault Systems	• FalconStor	• Netezza Corporation

• Blade Logic	• Riverbed Technology	• Cybersource	• Starent Networks

• Infinera	• Double-Take Software	• Mellanox Technologies	• Sycamore

• Cogent	• Compellent	• Isolon	• Aruba

• Cbeyond

In addition to these peer companies, Compensia also reviewed compensation data from high-technology companies contained in the July 2007 Radford High-Tech Industry Executive Compensation Survey that had total revenues of $50-to $200MM. In analyzing the data both from the peer companies and the Radford survey, Compensia updated the data to January 1, 2008, using a competitive 4.2% annual update factor consistent with then prevailing market practices.

In January 2008, Compensia reported that, as of that date, our 2007 target total cash compensation levels for our executive officers were below the competitive median of peer companies. However, based on the Company’s actual performance, significant cash bonuses would be paid and actual total cash compensation for 2007 would be between the 60th and 75th percentiles. Target total cash compensation consisted of base salary plus target annual incentive opportunity. Actual total cash compensation consisted of base salary plus payment of the aggregate annual incentive opportunity. Compensia reported that, on an individual basis, target total cash compensation levels for Messrs. Slootman and McGee were below the competitive 25th percentile, and target cash compensation levels for Messrs. Schneider and Scarpelli were between the competitive 25th and 50th percentiles. Despite the fact that our target cash compensation was below the median of our peers, the total cash compensation actually paid to our executives, including our named executive officers ranged from the 33rd to the 75th percentile. This was due to the fact that we paid more than 100% of target bonus amounts to our executive officers for their over-achievement of revenue and bookings goals, as discussed below under “Principal Elements of Executive Compensation—Annual Incentive Compensation.” The Compensation Committee considered the results of Compensia’s studies when determining compensation levels for our executive officers for 2008.

Principal Elements of Executive Compensation

Base Salaries. Base salary for Mr. Slootman and our other executive officers is established based on the underlying scope of their respective responsibilities, taking into account competitive market compensation. As noted above, the Compensation Committee’s philosophy is to make a significant percentage of an executive officer’s compensation performance-based through annual incentive compensation and equity awards. Our focus on performance-based compensation has resulted in the base salaries of our executive officers generally being below the median of our peers. For 2008, the Committee generally targeted at approximately the 33rd percentile of the peer group companies for base salary. Base salaries are reviewed annually and adjusted from time to time. Salary adjustments are based on competitive conditions, individual performance, our overall financial results, changes in job duties and responsibilities, and our overall budget for base salary increases. The salary increase budget is designed to allow salary increases to retain and motivate successful performers while maintaining affordability within our business plan.

In January 2008, the Compensation Committee of the Board of Directors established the base salaries of our named executive officers as follows:

Name	2008 Title	2008 Base Salary
Frank Slootman	President and Chief Executive Officer	$275,000
Daniel McGee	Senior Vice President of Engineering	$220,000
Peter Rukavina	Senior Vice President of Operations	$220,000
Michael Scarpelli	Senior Vice President and Chief Financial Officer	$250,000
David Schneider	Senior Vice President of Worldwide Sales	$215,000

Annual Incentive Compensation. Annual cash incentives for our executive officers are designed to align our executive officers’ goals with our revenue and bookings objectives for the year. For 2008, bonuses were paid quarterly to our named executive officers based on achievement of quarterly revenue objectives, other than Mr. Schneider who participated in the bonus plan based on achievement of bookings objectives. In January 2008, the Compensation Committee established the quarterly revenue and bookings objectives based on our fiscal year 2008 revenue and bookings plan approved by the Board of Directors. The Committee determined that the fiscal year 2008 revenue and bookings plan approved by the Board of Directors was an appropriate basis to determine financial objectives for performance-based compensation for the executive officers. The Compensation Committee believes that quarterly bonuses align our executive compensation program with the quarterly business cycle on which we report financial results as a public company. Under the plan, target bonus amounts, expressed as a percentage of base salary, were established for participants in January 2008, and in determining the bonus targets the Committee generally targeted a range of approximately the 50th to 66th percentile of the peer companies for target total annual cash compensation. The bonus targets as a percentage of base salary for each of our named executive officers were as follows for 2008:

Name	2008 Target Bonus as a % of Base Salary	2008 Target Bonus
Frank Slootman	100%	$275,000
Daniel McGee	50%	$110,000
Peter Rukavina	60%	$130,000
Michael Scarpelli	50%	$125,000
David Schneider	100%	$215,000

Bonus payouts for each quarter were then determined by our financial results for the quarter relative to the predetermined performance measures. The following chart illustrates our revenue objectives for each quarter of 2008 and our actual performance relative to those objectives; we have not disclosed our bookings objectives, as these are competitively sensitive to us and confidential (amounts in thousands):

	Q1 2008		Q2 2008		Q3 2008		Q4 2008		2008 Total
	Plan	Actual	Plan	Actual	Plan	Actual	Plan	Actual	Plan	Actual
Revenues	$48,041	$52,615	$53,765	$61,211	$57,669	$75,030	$65,569	$85,229	$225,044	$274,085

Payout of bonuses began at 80% plan achievement and scaled linearly to 100% at 100% plan achievement. Over-achievement of goals beyond 100% and up to 125% of plan accelerates bonus payout at the rate of 2:1, that is, for every 1% of overachievement the bonus accelerates by 2% of the total bonus amount. From 126% to 150% of plan achievement the bonus payout decelerates to 1.5% per percent of overachievement and from 151% achievement of plan and beyond the bonus payout decelerates to 1.25% per percent of achievement.

Our Compensation Committee could increase or reduce the bonus, at its discretion, based on criteria in addition to revenue and bookings (including our achievement of our financial plan in areas other than bookings or revenue, particularly operating profit and gross margins and the individual’s achievement of quarterly objectives). In 2008, the Compensation Committee did not exercise its discretion to adjust the bonuses of our executive officers.

As a result of our achievement above plan for each quarter of 2008, our executive officers received bonuses for 2008 that exceeded their target bonus amounts, as illustrated below:

Name	2008 Target Bonus	2008 Actual Bonus
Frank Slootman	$275,000	$386,184
Daniel McGee	$110,000	$154,473
Peter Rukavina	$130,000	$107,523	(1)
Michael Scarpelli	$125,000	$175,538
David Schneider	$215,000	$298,093
(1) Mr. Rukavina was with the Company from March 2008 until January 2009; this is a partial year bonus.

Long-Term Incentive Compensation. Generally, we make a significant equity award in the year that an executive officer commences employment with us. Thereafter, equity awards may be made at varying times and in varying amounts at the discretion of our Compensation Committee or Board of Directors. Our Board of Directors evaluates executive officer performance on an annual basis, and the Compensation Committee will grant additional options where warranted. We also consider additional equity awards to executive officers, with the purpose of ensuring proper overall compensation and motivation for the executive officer to remain with us and to align the executive officer’s interests with those of our stockholders. In determining equity award amounts, our Compensation Committee or Board of Directors also takes into account the executive officer’s existing equity holdings and degree of vesting in future years. The size of each grant is generally set at a level that our Compensation Committee or Board of Directors deems appropriate based on competitive benchmarking, our recruiting and retention goals, our desire to create a meaningful opportunity for stock ownership for our executive officers and to reflect the executive’s position with us and potential for future responsibility. For fiscal 2008, the Committee took into account approximately the 75th percentile of the peer group companies for target equity compensation, among the other factors. The relative weight given to each of the factors varied from individual to individual at our Compensation Committee’s discretion.

In February and March 2008, long-term incentive awards made to our executive officers were as follows:

Name	Grant Date	Number of Options	Exercise Price
Frank Slootman	February 11, 2008	100,000	$21.94
Daniel McGee	February 11, 2008	50,000	$21.94
Peter Rukavina	March 10, 2008	250,000	$19.46
Michael Scarpelli	February 11, 2008	50,000	$21.94
David Schneider	February 11, 2008	50,000	$21.94

Each of the options granted in February begins vesting two years from the anniversary of the grant date, and then vests with respect to 12.5% of the underlying shares each succeeding quarter such that the option is fully vested six years after grant. The vesting schedule and the number of shares granted are established to ensure a meaningful incentive for the recipient to remain employed by us. Accordingly, the option will provide a return to the employee only if he or she remains in our employ, and then only if the market price of our common stock is above the exercise price and appreciates over the option term. The March new hire grant to Mr. Rukavina vests with respect to 20% of the shares 12 months after grant and with respect to 1/60th of the shares each succeeding month such that the option is fully vested after five years. Mr. Rukavina left the Company in January 2009 and thus none of the shares had vested.

Grant Timing and Price. The exercise price of stock options is the fair market value of our common stock on the date of grant. Prior to our initial public offering, the grant price was established by our Board of Directors using factors it considered appropriate, which at times included a written report of an independent, outside valuation firm. The grant price is currently set at the closing price of our common stock on The NASDAQ Global Select Market on the date of the grant in accordance with an equity award policy adopted by our Board of Directors.

Our Board of Directors has adopted an equity award policy to govern the process of granting options and other equity awards. Equity awards to executive officers are made by our Compensation Committee pursuant to the terms of this policy, provided that our Compensation Committee may make exceptions to the policy in appropriate circumstances. Our Compensation Committee may grant awards at meetings or by written consent. All awards are effective on the “date of grant,” which is generally the 10th day of a month following the date the Compensation Committee acted, or the 10th day of the following month if the Compensation Committee acted after the 7th day of any month. To the extent the 10th day of the month falls on a weekend or holiday, the grant will be effective on the next business day after the 10th.

Perquisites

Our executive officers are eligible for the same health and welfare programs and benefits as the rest of our employees. There are no other perquisites provided to executive officers.

Post-Termination Protection

We have entered into offer letters with our executive officers that provide severance benefits in the event the officer’s employment is terminated by us without cause. If we terminate one of our executive officers, other than Mr. Slootman, without cause, we will continue to pay his base salary for three months and will reimburse him for a portion of the premiums he pays to continue his health insurance through COBRA for up to three months. If we terminate Mr. Slootman’s employment for any reason other than cause or disability, his severance benefits would include payment of his base salary for six months and six months of accelerated vesting on options granted to him prior to 2008 that he holds at the time of his termination.

We also provide additional vesting on change in control for our executive officers. The program requires a “double trigger,” or a change in control followed by an involuntary loss of employment within 12 months thereafter. Under the program, each of our named executive officers would be vested in 50% of his then unvested option shares, restricted shares, and/or restricted stock units, as applicable, upon a double trigger, except that Mr. Slootman would be fully vested in all of his option shares upon a double trigger. In addition, Mr. Scarpelli would receive lump sum payments equal to six months of his base salary and 50% of his target bonus in effect at the time of his termination within 12 months of a change of control in lieu of the severance benefits he would be entitled to for a separation apart from a change of control. See the section entitled “Potential Payments Upon Termination or Change in Control” for a more detailed discussion of the quantification of these payments.

Our Compensation Committee believes the additional vesting on a change in control is a critical part of the overall compensation package offered to our executive officers since it enhances our ability to attract and retain executive officers. The program also is intended to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual or potential change in control of the Company. In addition, the program is intended to align executive officer and stockholder interests by enabling executive officers to consider corporate transactions that are in the best interests of the stockholders and other constituents of the Company without undue concern over whether the transactions may jeopardize the executive officer’s own employment.

CEO Compensation

Our Compensation Committee bases its compensation decisions for Mr. Slootman on the Board’s assessment of the Company’s performance and his performance using methods consistent with those used for our other executive officers. Mr. Slootman’s 2008 compensation consisted of base salary, his quarterly cash bonuses and a stock option award. Mr. Slootman’s annual salary for fiscal 2008 was $275,000, which the Compensation Committee determined was below median competitive practices. Mr. Slootman’s target annual incentive compensation was set at 100% of base salary, which our Compensation Committee determined would bring Mr. Slootman’s target total cash compensation to approximately the 50th percentile of the peer companies. Mr. Slootman’s awards under the quarterly bonus program were paid in accordance with the terms of the bonus program for all officers discussed above and included the same over-achievement percentages paid to the other officers. In February 2008, our Board of Directors approved an option grant for 100,000 shares of our common stock to Mr. Slootman taking into account the factors discussed above, including his existing stock holdings, the extent to which he is vested in his existing stock options, and his overall performance. The actual amounts paid to Mr. Slootman in 2008 are shown in the Summary Compensation Table below.

Financial Restatement

Our Compensation Committee has not adopted a policy with respect to whether we will make retroactive adjustments to any cash or equity based incentive compensation paid to officers or others where the payment was predicated upon the achievement of certain financial results that were subsequently the subject of a restatement.

Stock Ownership

Although ownership of our stock is encouraged, we have not adopted a policy requiring a specific level of stock ownership by our executive officers or members of our Board of Directors.

Tax Deductibility of Pay

Section 162(m) of the Internal Revenue Code places a limit of $1.0 million on the amount of compensation that we may deduct in any one year with respect to each of our named executive officers. There is an exception to the $1.0 million limitation for performance-based compensation meeting certain requirements. Under our 2007 Equity Incentive Plan, any compensation deemed paid to an officer when he or she exercises an option with an exercise price that is at least equal to the fair market value of the option shares on the grant date is deemed to qualify as performance-based compensation and should not be subject to the $1.0 million deduction limitation. To maintain flexibility in compensating officers in a manner designed to promote varying corporate goals, our Compensation Committee has not adopted a policy requiring all compensation to be deductible.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the total compensation during fiscal years 2006, 2007 and 2008, awarded to, earned by, or paid to our principal executive officer, principal financial officer, and the next three most highly compensated executive officers who were serving as executive officers at the end of the last completed fiscal year (collectively, the “named executive officers”).

Name and Principal Position	Year	Salary		Bonus		Option Awards(1)		Non-Equity Incentive Plan Compensation		All Other Compensation		Total
Frank Slootman President and Chief Executive Officer	2008 2007 2006	$275,000 275,000 264,583	(4)	— — 50,000	(5)	$2,194,000 480,737 22,678		$386,184 189,333 50,000	(2) (3) (6)	— — —		$2,855,184 945,070 387,261

Daniel R. McGee Senior Vice President of Engineering	2008 2007 2006	220,000 200,000 175,769		— — 68,836	(7)	1,097,000 178,726 147,811		154,473 75,741 43,836	(2) (3) (6)	— — 10,451	(8)	1,471,473 454,467 446,703

Peter Rukavina Former Senior Vice President of Operations(9)	2008	199,269		—		4,865,000		107,523	(2)	—		5,171,792

Michael P. Scarpelli Senior Vice President and Chief Financial Officer	2008 2007 2006	250,000 250,000 62,500		— 12,539 14,932	(10) (5)	1,097,000 257,057 61,044		175,538 94,675 14,932	(2) (3) (6)	— — —		1,522,538 614,271 153,408

David L. Schneider Senior Vice President of Worldwide Sales	2008 2007 2006	215,000 200,000 170,000		— — —		1,097,000 202,869 10,068	(11)	298,093 385,951 418,700	(2) (3) (6)	— — —		1,610,093 788,820 598,768

(1)	The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with SFAS 123(R), excluding forfeiture estimates. See Note 1 of the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the SEC on March 13, 2009, for a discussion of our assumptions in determining the SFAS 123(R) values of our option awards.

(2)	Reflects payments pursuant to our 2008 bonus program. For Messrs. Slootman, Scarpelli, Rukavina and McGee, quarterly bonuses were paid on achievement of quarterly revenue objectives, while quarterly bonuses were paid to Mr. Schneider based on the achievement of bookings objectives.
(3)	Reflects payments pursuant to our 2007 bonus program. For Messrs. Slootman, Scarpelli and McGee, quarterly bonuses were paid on achievement of quarterly revenue objectives, while quarterly bonuses were paid to Mr. Schneider based on the achievement of bookings objectives.
(4)	Mr. Slootman’s base salary was increased to $275,000 on April 1, 2006.
(5)	Reflects discretionary bonuses approved by our Board of Directors for performance of the Company that exceeded the goals set forth in our 2006 bonus program. The bonus amounts for Messrs. Scarpelli and McGee were pro-rated based on their start dates.
(6)	Reflects payments pursuant to our 2006 bonus program. The bonus amounts for Messrs. Scarpelli and McGee were pro-rated based on their start dates.
(7)	Represents a $25,000 signing bonus in addition to a $43,836 discretionary bonus described in footnote 5 above.
(8)	Represents relocation expenses paid by us in connection with Mr. McGee’s commencement of employment in order to assist him in moving his family to California.
(9)	Mr. Rukavina joined the Company in March 2008 and left in January 2009. Mr. Rukavina received $55,000 in severance when he left the Company in January 2009.
(10)	Reflects a bonus awarded to Mr. Scarpelli by our compensation Committee due to his achievement of individual performance goals related to our initial public offering that occurred in June 2007.
(11)	Includes dollar amounts recognized for financial statement reporting purposes in connection with an option to purchase 110,000 shares of our common stock granted in December 2006 with an exercise price of $1.00 per share that was mutually rescinded by Mr. Schneider and us.

Grants of Plan-Based Awards During 2008

The following table sets forth each plan-based award granted to our named executive officers during 2008.

The amounts shown in the “Estimated Possible Payouts Under Non-Equity Incentive Plan Awards” column for Messrs. Slootman, McGee, Rukavina, Scarpelli and Schneider reflect their participation in our 2008 bonus program, which is described in greater detail in the section entitled “Compensation Discussion and Analysis” above. The amounts actually paid to each officer are reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table above.

Name	Award Type	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards Target	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards Per Share(1)		Grant Date Fair Value of Stock and Option Awards(2)
Frank Slootman	Annual Cash Annual Option	N/A 02/11/2008	$275,000 N/A	N/A 100,000	$	N/A 21.94	$	N/A 1,328,540

Daniel R. McGee	Annual Cash Annual Option	N/A 02/11/2008	110,000 N/A	N/A 50,000	$	N/A 21.94	$	N/A 664,270

Peter Rukavina	Annual Cash Annual Option	N/A 03/10/2008	130,000 N/A	N/A 250,000	$	N/A 19.46	$	N/A 2,693,075

Michael P. Scarpelli	Annual Cash Annual Option	N/A 02/11/2008	125,000 N/A	N/A 50,000	$	N/A 21.94	$	N/A 664,270

David L. Schneider	Annual Cash Annual Option	N/A 02/11/2008	215,000 N/A	N/A 50,000	$	N/A 21.94	$	N/A 664,270

(1)	The amounts in this column represent the fair market value of our common stock on the date of grant.
(2)	The amounts in this column represent the aggregate grant date fair value of the stock option, computed in accordance with SFAS 123(R). See Note 1 of the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the SEC on March 13, 2009, for a discussion of our assumptions in determining the SFAS 123(R) values of our option awards.

Outstanding Equity Awards at December 31, 2008

The following table presents information regarding outstanding option awards held as of December 31, 2008 by each named executive officer.

The options granted to our named executive officers, other than options granted to Mr. Slootman and Mr. Scarpelli in March 2007, are immediately exercisable, whether vested or unvested at the time of exercise for all of the underlying option shares, except to the extent exercisability is deferred to maximize the number of shares eligible for treatment as incentive stock options. The options granted to Mr. Slootman and Mr. Scarpelli in March 2007 will become exercisable as they vest. Unvested shares are subject to repurchase by us at the exercise price upon termination of the officer’s service for any reason. The numbers reported in the “Number of Securities Underlying Unexercised Options” columns indicate the number of shares underlying unexercised options that were exercisable and unexercisable as of December 31, 2008.

The vesting applicable to each outstanding option is described in the footnotes to the table below. For a description of the acceleration of vesting provisions applicable to the options held by our executive officers, please see the section titled “Potential Payments Upon Termination or Change in Control” below.

	Option Awards
	Number of Securities Underlying Unexercised Options (#)				Option Exercise Price	Option Expiration Date
Name	Exercisable		Unexercisable
Frank Slootman	993,536	(1)	—		$0.10	8/27/13
Frank Slootman	677,018	(2)	29,436		0.40	8/9/15
Frank Slootman	33,333	(3)	56,667		8.90	3/25/17
Frank Slootman	—		100,000	(4)	21.94	2/10/18
Daniel R. McGee	193,109	(5)	96,875		0.70	3/14/16
Daniel R. McGee	—		50,000	(6)	21.94	2/10/18
Peter Rukavina	—		250,000	(7)	19.46	3/10/18
Michael P. Scarpelli	314,596	(8)	—		0.75	9/13/16
Michael P. Scarpelli	2,777	(9)	47,223		8.90	3/25/17
Michael P. Scarpelli	—		50,000	(10)	21.94	2/10/18
David L. Schneider	46,327	(11)	9,066		0.40	9/13/15
David L. Schneider	82,165	(12)	83,335		7.26	2/11/17
David L. Schneider	—		50,000	(13)	21.94	2/10/18

(1)	This option covered 1,743,536 shares of our common stock. Mr. Slootman has exercised 804,381 of the shares subject to the option. Twenty-five percent (25%) of the option shares vested when Mr. Slootman completed 12 months of continuous service after July 28, 2003. An additional 1/48th of the option shares vested upon Mr. Slootman’s completion of each additional month of continuous service thereafter.

(2)	The shares subject to this option vest in equal monthly installments over four years of continuous service after August 10, 2005.
(3)	The shares subject to this option vest in 36 equal monthly installments beginning on April 25, 2009 and ending on March 25, 2012.
(4)

The shares subject to this option shall vest and become exercisable as to 1/16th of such shares when Mr. Slootman completes 27 months of continuous service after the vesting commencement date of February 11, 2008, and as to an additional 1/16th of such shares when Mr. Slootman completes each three months of continuous service thereafter.

(5)	This option covered 490,000 shares of our common stock. Mr. McGee has exercised 200,016 of the shares. Twenty-five percent (25%) of the option shares vested when Mr. McGee completed 12 months of continuous service after February 15, 2006. An additional 1/48th of the option shares will vest when Mr. McGee completes each additional month of service thereafter.
(6)

The shares subject to this option shall vest and become exercisable as to 1/16th of such shares when Mr. McGee completes 27 months of continuous service after the vesting commencement date of February 11, 2008, and as to an additional 1/16th of such shares when Mr. McGee completes each three months of continuous service thereafter.

(7)	These options expired unvested when Mr. Rukavina resigned in January 2009.
(8)	This option covered 625,000 shares of our common stock. Mr. Scarpelli has exercised 310,404 of the shares subject to the option. Twenty-five percent (25%) of the option shares vested upon Mr. Scarpelli’s completion of 12 months of continuous service after September 14, 2006. An additional 1/48th of the option shares will vest when Mr. Scarpelli completes each additional month of continuous service thereafter.
(9)	The shares subject to this option vest in 36 equal monthly installments beginning on April 25, 2009 and ending on March 25, 2012.
(10)

The shares subject to this option shall vest and become exercisable as to 1/16th of such shares when Mr. Scarpelli completes 27 months of continuous service after the vesting commencement date of February 11, 2008, and as to an additional 1/16th of such shares when Mr. Scarpelli completes each three months of continuous service thereafter.

(11)	This option covered 217,573 shares of our common stock. Mr. Schneider exercised 162,180 of the shares subject to the option in 2006. The shares subject to this option vest in equal monthly installments over four years of continuous service after August 10, 2005.
(12)	This option covered 200,000 shares of our common stock. Mr. Schneider has exercised 18,500 of the shares subject to the option. The shares subject to this option vest in equal monthly installments over four years of continuous service after February 11, 2007.

(13)

The shares subject to this option shall vest and become exercisable as to 1/16th of such shares when Mr. Schneider completes 27 months of continuous service after the vesting commencement date of February 11, 2008, and as to an additional 1/16th of such shares when Mr. Schneider completes each three months of continuous service thereafter.

Option Exercises During 2008

The following table shows the number of shares acquired pursuant to the exercise of options by each named executive officer during 2008 and the aggregate dollar amount realized by the named executive officer upon exercise of the option:

Name	Number of Shares Acquired on Exercise	Value Realized On Exercise(1)
Frank Slootman	500,000	$10,237,843
Daniel McGee	160,000	$3,187,597
Peter Rukavina(2)	—	—
Michael Scarpelli	139,500	$2,759,783
David Schneider	18,500	$316,149

(1)	The aggregate dollar amount realized upon the exercise of an option represents the difference between the aggregate market price of the shares of our common stock underlying that option on the date of exercise and the aggregate exercise price of the option.
(2)	Mr. Rukavina joined the Company in March of 2008 and left in January of 2009. His stock option was not vested at the time he left.

Employment Agreements and Offer Letters

We have entered into offer letters with each of our executive officers.

Frank Slootman. We entered into an offer letter with Mr. Slootman in June 2003, which sets forth his initial base salary of $250,000 per year. If we terminate Mr. Slootman’s employment for any reason other than cause or disability, then we will continue to pay him his base salary for 6 months provided he signs a release of claims.

Daniel R. McGee. We entered into an offer letter with Mr. McGee in January 2006 which sets forth his initial base salary of $200,000 per year and the opportunity to earn an annual bonus with a target amount of $50,000. Mr. McGee also received a $25,000 signing bonus. To assist Mr. McGee in relocating his family from Washington, we offered him up to $15,000 in relocation benefits. If we terminate Mr. McGee’s employment for any reason other than cause or disability, then we will continue to pay him his base salary for 3 months and will reimburse him for a portion of the premiums he pays to continue his health insurance through COBRA for up to 3 months. All severance benefits are contingent on Mr. McGee signing a release of claims.

Peter J. Rukavina. We entered into an offer letter with Peter J. Rukavina on March 5, 2008 for Mr. Rukavina to become our Senior Vice President, Operations. We agreed to pay Mr. Rukavina an annual salary of $220,000, and Mr. Rukavina was eligible for an annual bonus under our 2008 Bonus Plan. His bonus target has been set at $130,000 for 2008, payable in quarterly increments of 25% and pro-rated for the first quarter of fiscal 2008 from his date of hire. The bonus was to be awarded based on objective or subjective criteria established by Mr. Slootman and approved by our Board of Directors. If we were to terminate Mr. Rukavina’s employment for any reason other than cause or disability, then we were to continue to pay him his base salary for 3 months and to reimburse him for a portion of the premiums he paid to continue his health insurance through COBRA for up to 3 months. All severance benefits were to be contingent on Mr. Rukavina signing a release of claims. In January 2009, Mr. Rukavina left the company and received $55,000 after signing a release of claims.

Michael P. Scarpelli. We entered into an offer letter with Mr. Scarpelli in September 2006 which sets forth his initial base salary of $250,000 per year and the opportunity to earn an annual bonus with a target amount of $25,000. If we terminate Mr. Scarpelli’s employment for any reason other than cause or disability, then we will continue to pay him his base salary for 3 months and will reimburse him for a portion of the premiums he pays to continue his health insurance through COBRA for up to 3 months. If the termination occurs within 12 months after a change in control of the Company, then we will pay Mr. Scarpelli a lump sum severance amount equal to 6 months of his base salary and 50% of his target bonus in effect at the time of the termination. All severance benefits are contingent on Mr. Scarpelli signing a release of claims.

David L. Schneider. We entered into an offer letter with Mr. Schneider in December 2003 which sets forth his initial base salary of $160,000 per year and the opportunity to earn commissions. If we terminate Mr. Schneider’s employment for any reason other than cause or disability, then we will continue to pay him his base salary for 3 months and will reimburse him for a portion of the premiums he pays to continue his health insurance through COBRA for up to 3 months. All severance benefits are contingent on Mr. Schneider signing a release of claims.

The following definitions are used in the offer letters with our executive officers:

“Cause” means (1) an unauthorized use or disclosure of our confidential information or trade secrets, (2) a material failure to comply with our written rules or policies, (3) conviction of, or plea of “guilty” or “no contest” to, a felony or (4) gross misconduct.

“Change in control” is defined as either a merger or other reorganization in which 50% or more of the Company’s voting power is transferred to new stockholders or a sale of all or substantially all of our assets.

“Disability” means that the officer is unable to perform the essential functions of his position for at least 120 days because of physical or mental impairment.

Each of our executive officers has entered into an agreement with us with respect to confidential information and inventions. Among other things, these agreements obligate our officers to assign any inventions conceived or developed during their employment by us and to refrain from disclosing our confidential information. These agreements also include a covenant not to solicit our employees for a period of 12 months following the termination of the officer’s employment.

Potential Payments Upon Termination or Change in Control

Please see the section titled “Employment Agreements and Offer Letters” above for a description of the severance arrangements for our executive officers.

The options granted to our executive officers include the following provisions for acceleration of vesting:

Frank Slootman. The stock options, restricted shares and/or restricted stock units granted to Mr. Slootman provide that if he is subject to an involuntary termination within 12 months after a change in control of the Company, 100% of his unvested option shares, restricted shares and/or restricted stock units will vest. Any awards granted to Mr. Slootman in the future under our 2007 Equity Incentive Plan will also include this provision. In addition, the stock options granted to Mr. Slootman prior to 2007 provide that if Mr. Slootman’s employment is terminated for any reason other than cause or disability, then, provided Mr. Slootman signs a release of claims, Mr. Slootman will receive 6 months of additional vesting.

Daniel R. McGee, Peter J. Rukavina, Michael P. Scarpelli and David L. Schneider. The stock options, restricted shares and/or restricted stock units granted to Messrs. McGee, Rukavina, Scarpelli and Schneider provide that if the individual is subject to an involuntary termination within 12 months after a change in control of the Company, 50% of his unvested option shares, restricted shares and/or restricted stock units will vest. Any awards granted to Messrs. McGee, Scarpelli and Schneider in the future under our 2007 Equity Incentive Plan will also include this provision.

Notwithstanding the foregoing, for any awards granted to our named executive officers in the future under our 2007 Equity Incentive Plan, if the surviving company in a merger does not assume such options or replace them with comparable awards, then 50% of the unvested shares, restricted shares and/or restricted stock units (100% in the case of Mr. Slootman) subject to each of their options will vest at the time of such change in control regardless of whether they are subject to an involuntary termination. This acceleration of vesting shall be in place of (and not in addition to) any acceleration of vesting that our executive officers would otherwise be entitled to under our 2007 Equity Incentive Plan. Options granted to our executive officers under our 2002 Stock Plan will accelerate as to all shares if the surviving corporation does not assume the options or replace them with comparable options.

The following definitions apply to our executive officers’ stock options:

“Cause” means (1) an unauthorized use or disclosure of our confidential information or trade secrets, (2) a material failure to comply with our written policies or rules, (3) conviction of, or plea of “guilty” or “no contest” to, a felony, (4) gross misconduct, (5) a continuing failure to perform assigned duties after written notice from our Board of Directors or (6) failure to cooperate in good faith with a governmental or internal investigation of the Company or its officers, directors or employees, if requested by the Company.

“Change in control” means (1) a merger of the Company after which our own stockholders own 50% or less of the surviving corporation or its parent company, (2) a sale of all or substantially all of our assets, (3) a change in the composition of our Board of Directors, as a result of which less than half of the incumbent directors either had been directors two years before the change in composition of the Board of Directors or were appointed or nominated by the Board by a majority of the directors who had been directors two years before or had been selected in this manner, or (4) an acquisition of 50% or more of our outstanding stock by any person or group, other than a person related to the Company, such as a holding company owned by our stockholders.

“Involuntary termination” means (1) a termination by us for reasons other than cause or (2) a voluntary resignation following (a) a change in the officer’s position with the Company that materially reduces his scope of authority or level of responsibility, (b) a reduction in the officer’s base salary (other than pursuant to generally applicable reductions to similarly situated employees) or (c) receipt of notice that the officer’s principal workplace will be relocated more than 40 miles (we refer to a resignation following (a), (b) or (c) as a resignation for “good reason”); provided, however, that the officer shall provide notice to the Company within 90 days of the occurrence of one of the above-referenced conditions and allow the Company 30 days in which to cure the condition. For the purpose of clause (a), upon or after a change in control, a change in authority or responsibility shall not be deemed to occur solely as a result of being part of a larger organization or because of a change in title (except for a change in the title of the chief executive officer or the chief financial officer).

Estimated Benefits and Payments Upon Termination of Employment

The following table describes the potential payments and benefits upon termination of our executive officers’ employment before or after a change in control of the Company as described above, as if each officer’s employment terminated as of December 31, 2008.

Name	Benefit	Voluntary Resignation/ Termination for Cause or Disability	Termination Other than For Cause or Disability Prior to Change in Control	Termination Other than For Cause or Disability After a Change in Control	Resignation For Good Reason after a Change in Control
Frank Slootman	Severance	$—	$137,500	$137,500	$—
	Option Acceleration	—	7,792,471	7,792,471	7,792,471
	COBRA Premiums	—	3,544	3,544	3,544
	Vacation Payout(1)	—	—	—	—
	Total Value	—	7,933,515	7,933,515	7,796,015

Daniel R. McGee	Severance	—	55,000	55,000	—
	Option Acceleration	—	1,214,899	1,214,899	1,214,899
	COBRA Premiums	—	3,544	3,544	—
	Vacation Payout(1)	—	—	—	—
	Total Value	—	1,273,443	1,273,443	1,214,899

Peter Rukavina(2)	Severance	—	55,000	55,000	—
	Option Acceleration	—	—	—	—
	COBRA Premiums	—	5,141	5,141	5,141
	Vacation Payout(1)	—	—	—	—
	Total Value	—	60,141	60,141	5,141

Michael P. Scarpelli	Severance	—	62,500	156,250	—
	Option Acceleration	—	2,636,778	2,636,778	2,636,778
	COBRA Premiums	—	5,141	5,141	5,141
	Vacation Payout(1)	—	—	—	—
	Total Value	—	2,704,419	2,798,169	2,641,919

David L. Schneider	Severance	—	53,750	53,750	—
	Option Acceleration	—	890,800	890,800	890,800
	COBRA Premiums	—	5,141	5,141	—
	Vacation Payout(1)	—	—	—	—
	Total Value	—	949,691	949,691	890,800

(1)	Effective July 1, 2008, our executives no longer accrue vacation time.
(2)	Mr. Rukavina joined the Company in March 2008 and left in January 2009.

For purposes of valuing the severance and vacation payments in the table above, we used each executive’s base salary in effect at the end of 2008.

The value of option acceleration shown in the table above was calculated based on the assumption that the officer’s employment was terminated and the change in control (if applicable) occurred on December 31, 2008 and that the fair market value of our common stock on that date was $18.80, which represents the closing price of our common stock on The NASDAQ Global Market on that date. The value of the vesting acceleration was calculated by multiplying the number of unvested shares subject to each option by the difference between the fair market value of our common stock as of December 31, 2008 and the exercise price of the option.

ANNEX B

July 8, 2009

The Board of Directors

Data Domain, Inc.

2421 Mission College Blvd.

Santa Clara, California 95054

Members of the Board:

We understand that Data Domain, Inc. (the “Company”), EMC Corporation (“Parent”) and Envoy Merger Corporation, a wholly owned subsidiary of Parent (“Acquisition Sub”), have entered an Agreement and Plan of Merger, dated as of July 8, 2009 (the “Merger Agreement”), which provides, among other things, for (i) the continuation of a tender offer by Acquisition Sub (the “Tender Offer”) for all outstanding shares of common stock of the Company (“Company Common Stock”) for $33.50 per share in cash and (ii) the subsequent merger of Acquisition Sub with and into the Company (the “Merger” and, together with the Tender Offer, the “Transaction”). Pursuant to the Merger, the Company will become a wholly owned subsidiary of Parent, and each outstanding share of Company Common Stock, other than shares held in treasury or held by Parent or any affiliate of Parent or as to which dissenters’ rights have been perfected, will be converted into the right to receive $33.50 per share in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the consideration to be received by the holders of shares of Company Common Stock, other than Parent or any affiliate of Parent, (the “Holders”), pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

For purposes of the opinion set forth herein, we have reviewed the Merger Agreement, the Tender Offer Statement on Schedule TO with respect to the Tender Offer, as amended to date; and certain publicly available financial statements and other business and financial information of the Company. We have also reviewed certain financial projections and operating data prepared by the management of the Company (the “Company Projections”). Additionally, we discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company. We also reviewed the historical market prices and trading activity for Company Common Stock and compared the financial performance of the Company and the prices and trading activity of Company Common Stock with that of certain other selected publicly-traded companies and their securities. In addition, we reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, us by the Company. With respect to the Company Projections, we have been advised by the management of the Company, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. We have assumed that the Transaction will be consummated in

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accordance with the terms set forth in the Merger Agreement, without any modification or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. In addition, we have relied, without independent verification, upon the assessments of the management of the Company as to the existing and future technology and products of the Company and the risks associated with such technology and products. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party (including Parent) with respect to an acquisition, business combination or other extraordinary transaction involving the Company (other than from NetApp, Inc.).

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services payable upon rendering of this opinion. We will also receive an additional, larger fee if the Transaction is consummated. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities arising out of our engagement. We and our affiliates have in the past provided, currently are providing, and in the future may provide investment banking and other financial services to the Company, Parent and their respective affiliates for which we have received, or would expect to receive, compensation for the rendering of these services, including having acted as financial advisor to the Board of Directors of the Company in connection with its proposed transaction with NetApp, Inc., and, in that capacity, among other things, we delivered an opinion to the Board of Directors of the Company dated May 20, 2009 in connection with which we were paid a fee for our services.

Qatalyst provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Parent or certain of their respective affiliates.

This opinion has been approved by our opinion committee in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent. This opinion does not constitute a recommendation as to whether any Holder should tender shares of Company Common Stock in connection with the Tender Offer or how any Holder should vote with respect to the Merger or any other matter and does not in any manner address the prices at which Company Common Stock will trade at any time.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. Our opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the Holders pursuant to the Merger Agreement and we express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to such consideration.

3 Embarcadero Center | 6th Floor | San Francisco, CA 94111

Tel: 415.399.7884 | www.qatalyst.com | Fax: 415.399.7855

Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the Holders pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

Yours faithfully,

QATALYST PARTNERS LP

3 Embarcadero Center | 6th Floor | San Francisco, CA 94111

Tel: 415.399.7884 | www.qatalyst.com | Fax: 415.399.7855

ANNEX C

DGCL §262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title), §252, §254, §257, §258, §263 or §264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of §251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to §228 or §253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section here of and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section here of, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section here of, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 145, L. ‘07, eff. only with respect to transactions consummated pursuant to agreements entered into after August 1, 2007 (or, in the case of mergers pursuant to Section 253, resolutions of the board of directors adopted after August 1, 2007), and appraisal proceedings arising out of such transactions.)